Exhibit 99.1

QUARTERLY REPORT

For the quarterly period ended September 30, 2013

UCI Holdings Limited

New Zealand

(Jurisdiction of incorporation or organization)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

Attention: Ricardo Alvergue

1 (847) 482-4165

Certain References

This quarterly report should be read in conjunction with our annual audited consolidated financial statements and related notes, which are included in our 2012 Annual Report on Form 20-F filed with the SEC (as defined herein) on March 20, 2013. In this quarterly report, unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “Company” refer to Holdings (as defined herein) and its consolidated subsidiaries.

Certain Definitions

In this quarterly report:

“2010 Credit Facility” refers to UCI International’s (as defined herein) term loan facility in an aggregate principal amount of $425.0 million, which was fully funded on September 23, 2010, and a revolving credit facility in an aggregate principal amount of $75.0 million. The 2010 Credit Facility was repaid and terminated as part of the Transactions (as defined herein).

“Acquisition Co.” refers to Uncle Acquisition 2010 Corp, which was the initial issuer of the Senior Notes (as defined herein), and which was merged with and into UCI International, Inc., with UCI International, Inc. as the surviving company in the UCI Acquisition (as defined herein).

“aftermarket” refers to the North American light and heavy-duty vehicle replacement products market.

“Autoparts Holdings” refers to Autoparts Holdings Limited, an affiliate of Rank Group (as defined herein) and ultimately owned by our strategic owner, Mr. Graeme Hart.

“dollars”, “U.S. dollars” and “$” refer to the lawful currency of the United States.

“Equity Contribution” refers to cash in the amount of $320.0 million contributed to Acquisition Co. in connection with the UCI Acquisition.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

“fill rate” refers to the percentage of orders received which we fill in their entirety in the time agreed upon.

“FRAM Group” refers to the automotive consumer products business of Autoparts Holdings.

“GAAP” refers to generally accepted accounting principles in the United States.

“Holdings” refers to UCI Holdings Limited, a New Zealand limited liability company and the indirect parent of UCI International, Inc.

“North America” and “North American” refer to the United States, Mexico and Canada.

“OEM” refers to original equipment manufacturers.

“OES” refers to original equipment service providers (the service organizations connected with new car dealers).

“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and wholly-owned by Mr. Graeme Hart.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Senior Notes” refers to $400.0 million aggregate principal amount of our 8.625% Senior Notes due 2019 and guarantees thereof issued as part of the Transactions on January 26, 2011.

“Senior PIK Notes” refers to the floating rate Senior PIK Notes due 2013 issued by UCI International, Inc. on December 20, 2006, of which $355.1 million aggregate principal amount was outstanding at January 26, 2011. In connection with the Transactions, we purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.

“Senior Secured Credit Facilities” refers to the Senior Secured Term Loan Facility (as defined herein) and the Senior Secured Revolving Credit Facility (as defined herein) entered into as part of the Transactions on January 26, 2011.

“Senior Secured Revolving Credit Facility” refers to the $75.0 million senior secured revolving credit facility entered into as part of the Transactions on January 26, 2011.

“Senior Secured Term Loan Facility” refers to the $300.0 million senior secured term loan facility entered into as part of the Transactions on January 26, 2011.

“Transactions” refers to (i) the offering of $400.0 million of the Senior Notes, (ii) the Equity Contribution, (iii) the borrowings under the Senior Secured Credit Facilities, (iv) the repayment of the 2010 Credit Facility, (v) the repurchase, call for redemption and satisfaction and discharge of the Senior PIK Notes, (vi) the UCI Acquisition, (vii) the merger of Acquisition Co. with and into UCI International, Inc., (viii) the transactions related to the foregoing and (ix) the payment of fees and expenses related to the foregoing, all of which occurred on January 26, 2011.

“UCI” refers to United Components, Inc., a wholly-owned direct subsidiary of UCI International, Inc.

“UCI Acquisition” refers to the merger on January 26, 2011 of Acquisition Co., an indirect wholly-owned subsidiary of Holdings and an affiliate of Rank Group, with and into UCI International, Inc. with UCI International, Inc. continuing as the surviving corporation.

“UCI International” refers to UCI International, Inc., together with its subsidiaries.

“United States” and “U.S.” refer to the United States of America.

With respect to our customer, “AutoZone” refers to AutoZone, Inc.

Accounting Principles

Unless otherwise indicated, the financial information in this quarterly report has been prepared on the basis of and in accordance with GAAP.

Forward-Looking Statements

This quarterly report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations;

•	the impact of general economic conditions in the regions in which we do business and adverse credit market conditions, including risks that banks may not have the capacity or willingness to fund factoring arrangements or customers may not allow us to utilize their factoring arrangements;

•	our relationship with AutoZone creates risks associated with a concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our financial health;

•	we face competition in our markets;

•	we are subject to increasing pricing pressure from import activity, particularly from Asia;

•	the shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby reducing our margins and decreasing our net sales;

•	we could be materially adversely affected by changes or imbalances in currency exchange and other rates;

•	the introduction of new and improved products and services poses a potential threat to the aftermarket for light vehicle parts;

•	the consolidation of our customers can have adverse effects on our business;

•	our lean manufacturing and other cost-saving plans may not be effective;

•	it may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive;

•	we may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business;

•	increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability;

•	environmental, health and safety laws and governmental regulations may impose significant compliance costs and liabilities on us;

•	entering new markets poses commercial risks;

•	if we are unable to meet future capital requirements, our business may be adversely affected;

•	the outcome of legal proceedings;

•	we may not be successful in realizing cost savings or purchasing benefits from our cost sharing and manufacturing arrangements with FRAM Group;

•	our intellectual property may be misappropriated or subject to claims of infringement;

•	our substantial indebtedness could adversely affect our ability to fulfil our obligations under the Senior Notes;

•	restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility;

•	the risks and uncertainties described under “Part I, Item 3. Key Information — Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects” in our 2012 Annual Report on Form 20-F, filed with the SEC on March 20, 2013; and

•	risks related to other factors discussed in this quarterly report.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this quarterly report in the context of these risks and uncertainties.

PART I — FINANCIAL INFORMATION

ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited condensed consolidated financial statements as of September 30, 2013 and for the three and nine months ended September 30, 2013 and 2012, the audited condensed consolidated balance sheet as of December 31, 2012 and related notes are attached to this quarterly report beginning at page F-1 hereof and are incorporated by reference into this Item 1.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to us. Our actual results could differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and other matters included elsewhere in this quarterly report. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this quarterly report.

Overview

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. For the nine months ended September 30, 2013 and the year ended December 31, 2012, 78% and 82% of our net sales, respectively, were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 46,800 unique part numbers that we delivered at an industry leading average fill rate of approximately 97% during 2012.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and a growing heavy-duty aftermarket.

The following is a discussion of the key line items included in the financial statements presented below under the heading “Results of Operations.” These are the measures that management utilizes most to assess our results of operations and anticipate future trends and risks in our business.

Components of Comprehensive Income

Net Sales

Net sales includes the selling price of our products sold to our customers, less provisions for warranty costs, sales returns, customer allowances and cash discounts. In addition, up-front costs to obtain exclusive contracts and other new business changeover costs are recorded as a reduction to sales in arriving at net sales. Recording such provisions as a reduction to sales is customary in our industry. Provisions for sales returns, customer allowances and warranty costs are recorded at the time of sale based upon historical experience, current trends and our expectations regarding future experience. Adjustments to such sales returns, allowances and warranty costs are made as new information becomes available.

As most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that, due to the generally non-discretionary nature of vehicle maintenance and repair, our aftermarket sales are less dependent on economic conditions than our sales to OEMs. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions can lead to a reduction in miles driven (a key metric in measuring aftermarket performance), which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement.

Average gasoline prices at the pump in the U.S. continued to be fairly volatile during the January 2011 to September 2013 period, which in turn has resulted in a decrease in miles driven. Average gasoline prices at the pump in the U.S. have increased 6.7% from December 2012 to September 2013 after increasing 1.4% from December 2011 to December 2012. However, the modest 1.4% increase in 2012 masked volatility during the year which saw prices increase 17.9% in the first quarter of 2012, followed by a second quarter drop of 8.1%, an 8.8% increase during the third quarter and ending with a fourth quarter decrease of 14.0%. These spikes in prices reflect the near record highs experienced during March, April and September 2012. Miles driven in the U.S. in the nine months ended September 30, 2013, as reported by the U.S. Department of Energy, increased only 0.2% as compared to the nine months ended September 30, 2012.

We believe that we have leading market positions in our primary product lines, based on management estimates, and we have continued to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.

It is also important to note that net sales to AutoZone accounted for 29.0% and 32.6% of our total net sales for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively. AutoZone is considered to be a leader in the North American aftermarket and, as with all of our customers, we make efforts to maintain and strengthen our relationship with AutoZone. Our failure to maintain a favorable relationship with AutoZone could result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship or a change in AutoZone’s business.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials, direct and indirect labor and benefit costs, utilities, freight, depreciation, insurance, supplies and other costs. Cost of sales also includes all costs to procure, package and ship products that we purchase and resell.

With the slight recovery being experienced in the general U.S. economy, we have experienced increases in certain commodities costs and extended supply lead times as the result of suppliers having reduced their capacity during the economic downturn. In addition, we have experienced longer lead times and expedited freight costs due to logistics constraints in connection with shipping product from China. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.

In addition to the adverse impact of increasing commodities and energy costs, we may be adversely affected by changes in foreign currency exchange rates, primarily relating to the Mexican peso and the Chinese yuan. Historically, our Mexican operations have sourced a significant amount of inventory from the United States. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the nine months ended September 30, 2013, the U.S. dollar strengthened against the Mexican peso by 2.7%, driven by a 3.8% and 1.6% strengthening in the second and third quarters of 2013, respectively, which ended a downward trend that began in the second half of 2012. During 2013, we completed a restructuring plan affecting our Mexican operations, which has resulted in a reduction in the amount of U.S.-sourced inventory purchased by our Mexican operations, and thereby reduced our currency exposure risk related to these inventory purchases.

In addition, the value of the Chinese yuan against the U.S. dollar increased 1.8% during the nine months ended September 30, 2013 and 3.7% during the period of January 1, 2012 through September 30, 2013. As a result, the costs of goods imported from China that are denominated in Chinese yuan increased.

Generally, we attempt to mitigate the effects of cost increases and currency changes via a combination of design changes, material substitution, global resourcing efforts, other cost savings initiatives and increases in the selling prices for our products. With respect to pricing, it should be noted that, while the terms of supplier and customer contracts and special pricing arrangements can vary, generally a time lag exists between when we incur increased costs and when we might recover a portion of the higher costs through increased pricing. This time lag typically spans a fiscal quarter or more, depending on the specific situation. We continue to pursue efforts to mitigate the effects of any cost increases; however, there are no assurances that we will be successful. To the extent that we are unsuccessful, our profit margins will be adversely affected, and even if we are successful in maintaining our gross margin dollars, our gross margin percentages would decline. Because of uncertainties regarding future commodities and energy prices, and the success of our mitigation efforts, it is difficult to estimate the impact of changes in commodities and energy costs on future operating results.

We implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels and we have continued to implement cost savings initiatives during the first nine months of 2013. Cost savings initiatives have included workforce reductions in both direct and indirect manufacturing headcounts. Also, effective March 15, 2012, certain of our defined benefit retirement plans were amended to freeze the plans for all non-union participants and were replaced with an enhanced benefit under our defined contribution plans. Tight controls over discretionary spending are expected to continue. These cost savings actions help offset the adverse impact of higher material and other costs.

We are realizing cost savings and operational efficiencies related to cost sharing and manufacturing arrangements with FRAM Group. See further discussion under “Liquidity and Capital Resources – Cost Sharing and Manufacturing Arrangements with FRAM Group.” During 2012, we conducted a comprehensive review of our business with the assistance of third party consultants and identified a number of additional profit improvement opportunities. We have detailed plans regarding these opportunities that are currently being implemented.

Selling and Warehousing Expenses

Selling and warehousing expenses primarily include sales and marketing, warehousing and distribution costs. Our major cost elements include salaries and wages, pension and fringe benefits, depreciation, advertising and information technology costs.

General and Administrative Expenses

General and administrative expenses primarily include executive, accounting and administrative personnel salaries and fringe benefits, professional fees, pension benefits, insurance, information technology costs, provision for doubtful accounts and rent.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they significantly affect our financial statements, and they require our most significant estimates and complex judgments.

Revenue Recognition

We record sales, including related party sales to FRAM Group, when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. Our related party sales to FRAM Group are entered into on an arm’s-length basis documented by product purchase orders.

Some agreements with our customers provide for sales discounts, marketing allowances, return allowances and performance incentives. Any discount, allowance or incentive is treated as a reduction to sales, based on estimates of the criteria that give rise to the discount, allowance or incentive, such as sales volume and marketing spending. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. These costs are capitalized and amortized over the life of the contract. The amortization is recorded as a reduction to sales.

New business changeover costs also can include the costs related to removing a new customer’s existing inventory and replacing it with our inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to sales when incurred.

Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded as a reduction to sales at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results. Our product returns accrual was $45.4 million at September 30, 2013. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $4.5 million.

The table below provides a summary reconciliation of sales to net sales for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 and sales to net sales for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Sales	$277.6	$275.8	$825.4	$827.6
Provision for warranty costs and sales returns	(10.7)	(12.0)	(33.7)	(36.6)
Provision for customer contractual sales deductions	(12.8)	(13.0)	(35.7)	(42.2)
New business costs and other	(2.0)	(1.0)	(5.7)	(2.8)

Net sales	$252.1	$249.8	$750.3	$746.0

Inventory

We record inventory at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Impairment of Goodwill and Intangible Assets

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is either a qualitative assessment or a two-step process. If we choose to perform a qualitative assessment and determine that the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. For the two-step process, the first step is to compare the estimated fair value of the business with the recorded net book value (including the goodwill). If the estimated fair value is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value of the business is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In the second step, the implied fair value of goodwill is calculated as the excess of the fair value of the business over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the book value of the goodwill, the difference is recognized as an impairment loss.

We perform our annual goodwill impairment review as of December 31 each year using discounted future cash flows, unless conditions arise that would require a more frequent evaluation. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in estimating the cash flows. Based upon the results of the annual impairment review at December 31, 2012, it was determined that the fair value of our business exceeded the carrying value of its net assets. A hypothetical 10% decrease to the fair value of our business would not have triggered an impairment of goodwill.

Trade names with indefinite lives are tested for impairment annually as of December 31, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the net asset to its fair value.

We also evaluate those trade names with indefinite lives to determine whether events and circumstances continue to support the indefinite lives. As of September 30, 2013, we have concluded that events and circumstances continue to support the indefinite lives of these trade names.

Retirement Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods.

Post-retirement benefit obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of post-retirement benefit expense we recognize in future periods.

Insurance Reserves

Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles (up to $0.5 million) for which we are responsible, which are recorded in accrued expenses as incurred. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $8.7 million as of September 30, 2013. A hypothetical 10% increase in the insurance reserves would decrease our pre-tax earnings by $0.9 million.

Environmental Expenditures

Our expenditures for environmental matters fall into two categories. The first category is routine compliance with applicable laws and regulations related to the protection of the environment. The costs of such compliance are based on actual charges and do not require significant estimates.

The second category of expenditures is for matters related to investigation and remediation of contaminated sites. The impact of this type of expenditure requires significant estimates by management. The estimated cost of the ultimate outcome of these matters is included as a liability in our September 30, 2013 interim unaudited condensed consolidated balance sheet. These estimates are based on all currently available information, including input from outside legal and environmental professionals, and numerous assumptions. Management believes that the ultimate outcome of these matters will not exceed the $1.0 million accrued at September 30, 2013 by a material amount, if at all. However, because all investigation and site analysis has not yet been completed and because of the inherent uncertainty in such environmental matters and any related litigation, there can be no assurance that the ultimate outcome of these matters will not be significantly different than our estimates.

Accounting for Business Combinations

We account for business combinations, where the business is acquired from an unrelated third party, under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is allocated to goodwill.

The allocation of purchase price to the fair value of assets acquired and liabilities assumed involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, we consult with external advisors to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., relief from royalty method). Subsequent changes in our assessments may trigger an impairment loss that would be recognized in the statement of comprehensive income (loss).

Goodwill and acquired indefinite life intangible assets are not amortized. Other acquired intangible assets with finite lives are amortized over the period of expected benefit in relation to the pattern in which the intangible assets are consumed.

The results of operations for businesses acquired are included in our financial statements from the date of the acquisition.

Results of Operations

Three Months Ended September 30, 2013 compared with the Three Months Ended September 30, 2012

The following table was derived from Holdings’ interim unaudited condensed consolidated statements of comprehensive income (loss) for the respective periods. Amounts are presented in millions of dollars.

	Three Months Ended September 30,
	2013	2012
Net sales	$252.1	$249.8
Cost of sales	204.0	190.9

Gross profit	48.1	58.9
Operating expenses
Selling and warehousing	(17.1)	(16.1)
General and administrative	(10.8)	(13.8)
Amortization of acquired intangible assets	(5.5)	(5.5)
Restructuring costs, net	(0.8)	(0.7)
Antitrust litigation costs	(0.2)	(0.3)

Operating income	13.7	22.5
Other expense
Interest expense, net	(13.7)	(13.5)
Miscellaneous, net	(1.3)	(2.0)

(Loss) income before income taxes	(1.3)	7.0
Income tax expense	(0.5)	(2.2)

Net (loss) income	$(1.8)	$4.8

Comprehensive (loss) income	$(0.4)	$6.4

Net sales. Net sales of $252.1 million for the three months ended September 30, 2013 increased $2.3 million, or 0.9%, compared to net sales of $249.8 million for the three months ended September 30, 2012. Included in net sales for the three months ended September 30, 2013 and 2012 were related party sales of $17.2 million and $17.9 million, respectively, to FRAM Group under our manufacturing arrangements. Excluding these related party sales, our net sales increased by 1.3%.

Our OEM channel net sales increased $17.9 million, or 86.1%, primarily due to the launch of OEM projects in our cooling systems product line and the timing of replenishment orders in our fuel delivery systems and filtration product lines.

Our traditional channel net sales increased $1.7 million, or 3.5%, primarily due to customer and product offering expansions in our cooling systems product line.

Our OES channel net sales increased $1.5 million, or 8.2%, due primarily to expansion of volume in one of our filtration customer’s distribution channels.

Our retail channel net sales decreased $16.1 million, or 14.2%, primarily because of $10.7 million in lower volumes due to the soft retail market, $6.0 million in lower customer pricing principally in the fuel delivery systems and vehicle electronics product lines and a $1.4 million decrease in net sales due to the year-over-year timing of new product rollout primarily in the fuel delivery systems product line, partially offset by $2.0 million in net sales from a new customer in our cooling systems product line who we began shipping to in the third quarter of 2012.

Our heavy-duty channel net sales decreased $1.4 million, or 5.6%, due primarily to $0.9 million in the timing of replenishment orders and $0.8 million in lower co-manufacturing sales partially offset by $0.3 million from improved customer pricing.

In addition, our net sales for the three months ended September 30, 2013 benefited from $0.7 million of favorable foreign currency fluctuations in our cooling systems product line.

Net sales for the three months ended September 30, 2013 and 2012 for our four product lines were as follows (in millions of dollars):

	Three Months Ended September 30,
	2013	%	2012	%

Filtration	$94.2	37%	$97.4	39%
Cooling systems	59.1	24%	40.9	16%
Vehicle electronics	52.5	21%	50.1	20%
Fuel delivery systems	46.3	18%	61.4	25%

	$252.1	100%	$249.8	100%

The decrease in our filtration product line net sales was primarily the result of overall market weakness in retail, heavy duty and traditional channel volumes and lower related party sales to FRAM Group, offset by increases in OES and OEM channel sales. The increase in our cooling systems product line net sales primarily related to the launch of OEM projects, sales to a new retail customer, favorable traditional channel sales and higher heavy-duty channel volumes, partially offset by lower OES and retail channel volumes due in part to the timing of replenishment orders. The increase in our vehicle electronics product line net sales was primarily due to higher replenishment orders in the retail channel, higher sales from new product rollouts and higher traditional channel sales, partially offset by lower customer pricing. The decrease in our fuel delivery systems product line net sales was primarily the result of overall market weakness in retail and traditional channel volumes driven by improved original equipment (“OE”) product quality and other factors that have negatively impacted replacement rates, the timing of new product rollouts and lower customer pricing, partially offset by the timing of replenishment orders in our OEM channel.

Gross profit. Gross profit included special items, which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended September 30,
	2013	2012
Gross profit, as reported	$48.1	$58.9
Adjusted for special items:
New business changeover and sales commitment costs	0.5	0.3
Business optimization costs	0.3	0.3
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	0.2	0.1

Adjusted gross profit	$49.1	$59.6

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Excluding special items, adjusted gross profit for the three months ended September 30, 2013 was $49.1 million, or 19.5% of net sales, compared to adjusted gross profit for the three months ended September 30, 2012 of $59.6 million, or 23.9% of net sales. The adjusted gross margin percentage is based on net sales before the effect of special items.

The lower adjusted gross profit for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 was due to several factors. During the three months ended September 30, 2013, our gross profit was negatively impacted by (i) $6.5 million in lower customer pricing, (ii) $5.6 million due to costs associated with the rollout of OEM projects, (iii) $4.6 million due to unfavorable product mix in our vehicle electronics and fuel delivery systems product lines, (iv) $3.5 million due to unfavorable fixed overhead absorption rates, variable cost increases and material cost increases and (v) $1.3 million in lower sales volumes primarily in our fuel delivery systems product line. Partially offsetting these factors were $11.7 million in cost reductions from our cost savings initiatives including manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased, procurement sourcing and pricing savings and savings from optimizing plant operations.

The lower adjusted gross margin percentage for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 was due to: (i) 2.6 percentage points from lower customer pricing, (ii) 2.5 percentage points from unfavorable product mix, including mix changes between product lines, (iii) 2.2 percentage points from costs associated with the rollout of OEM projects and (iv) 1.4 percentage points from unfavorable fixed overhead absorption, variable cost increases and material costs. Partially offsetting these factors were 4.7 percentage points from cost reductions from our cost savings initiatives including manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased, procurement sourcing and pricing savings and savings from optimizing plant operations.

Selling and warehousing expenses. Selling and warehousing expenses were $17.1 million for the three months ended September 30, 2013, an increase of $1.0 million compared to the three months ended September 30, 2012. Selling and warehousing expenses increased $0.7 million for special items associated with delays in the consolidation of certain distribution facilities of our U.S. filtration operations with FRAM Group. Excluding the special items, selling and warehousing expenses increased $0.3 million primarily due to higher costs in our cooling systems product line to support the rollout of OEM projects and the expansion of distribution operations and higher employee benefit costs, offset in part by lower variable royalty costs. Selling and warehousing expenses were 6.8% of net sales for the three months ended September 30, 2013 compared to 6.4% of net sales for the three months ended September 30, 2012.

General and administrative expenses. General and administrative expenses included special items consisting primarily of professional service costs associated with additional business optimization projects and costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group. The following table presents a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Three Months Ended September 30,
	2013	2012
General and administrative expenses, as reported	$10.8	$13.8
Adjust for special items:
Business optimization costs	(1.1)	(4.6)
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	(0.2)	(1.0)
Costs of defending other litigation	(0.2)	—

Adjusted general and administrative expenses	$9.3	$8.2

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Adjusted general and administrative expenses for the three months ended September 30, 2013 were $9.3 million compared to $8.2 million for the three months ended September 30, 2012. The $1.1 million increase was primarily the result of higher employee compensation and benefit costs including the reinstatement of merit increases in April 2013 and the reinstatement of 401(k) employer contributions, partially offset by lower bad debt costs. Adjusted general and administrative expenses were 3.7% of net sales for the three months ended September 30, 2013 compared to 3.3% of net sales for the three months ended September 30, 2012.

Amortization of acquired intangible assets. Amortization of acquired intangible assets was $5.5 million for each of the three months ended September 30, 2013 and 2012.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Three Months Ended September 30,
	2013	2012
Severance	$0.6	$0.2
Manufacturing and distribution footprint optimization	0.2	0.3
Impairment of property, plant and equipment	—	0.2

	$0.8	$0.7

During the three months ended September 30, 2013, we recorded severance costs of $0.5 million related to involuntary terminations of employees as part of cost reduction actions and business realignment within our filtration, vehicle electronics and fuel delivery systems product lines in the U.S., and we recorded additional severance costs of $0.1 million associated with a plan to close the manufacturing operations of one of our Chinese subsidiaries and relocate the manufacturing into one of our existing U.S. facilities, which was approved and announced in June 2013. During the three months ended September 30, 2013, we incurred professional costs of $0.2 million associated with the review of the manufacturing footprint of our fuel delivery systems product line.

During the three months ended September 30, 2012, we incurred severance costs of $0.2 million related to involuntary terminations of employees as part of other cost reduction actions.

During the three months ended September 30, 2012, a plan was approved and announced to consolidate certain filtration distribution facilities of our U.S. operations with the distribution operations of Autoparts Holdings, which is expected to be completed in the fourth quarter of 2013. As part of this consolidation, we incurred a $0.3 million charge related to distribution system software development costs with no future value and recorded an asset impairment charge of $0.2 million to write down the carrying value of certain equipment to be idled with no alternative use.

See further discussion in Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Antitrust litigation costs. UCI and Champion Laboratories, Inc. (“Champion”) were named, along with several other filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws (collectively the “U.S. Actions”). On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the U.S. Actions. Champion, but not UCI, was also named as a defendant in two separate complaints brought in Ontario and Quebec, Canada (the “Ontario Action” and the “Quebec Action,” respectively, and collectively, the “Canadian Actions”). The complaints included allegations similar to those in the U.S. Actions. On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. See further discussion in “Part II — Other Information — Item 1. Legal Proceedings — Antitrust Litigation.” During the three months ended September 30, 2013, we recorded a provision of $0.1 million for the Canadian Actions settlement. In addition, during the three months ended September 30, 2013 and 2012, we incurred post-trial costs of $0.1 million and $0.3 million, respectively, related to the U.S. Actions. These amounts are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in antitrust litigation costs.

Interest expense, net. The following table provides the detail of net interest expense for the respective periods (in millions).

	Three Months Ended September 30,
	2013	2012
Interest expense
Senior Secured Term Loan Facility	$4.1	$4.1
Senior Notes	8.7	8.7
Other	0.2	0.1
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.2	0.2
Senior Notes	0.4	0.4
Senior Secured Revolving Credit Facility	0.1	0.1

Total interest expense	13.7	13.6
Interest income	—	(0.1)

Interest expense, net	$13.7	$13.5

Miscellaneous, net. Miscellaneous, net during the three months ended September 30, 2013 and 2012 primarily consisted of $1.4 million and $2.0 million, respectively, for costs associated with the sale of receivables. In addition, the three months ended September 30, 2013 included a gain of $0.1 million for the forgiveness of debt. For further discussion, see Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. The lower expense associated with the sale of receivables in the three months ended September 30, 2013, was due to lower discount rates on the sales, partially offset by a higher amount of receivables sold.

Income tax expense. We recorded income tax expense of $0.5 million, or a negative 38.5% effective tax rate, during the three months ended September 30, 2013, on a pre-tax loss of $1.3 million. The effective tax rate differs from the U.S. federal statutory rate principally due to provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary, withholding taxes on a dividend distribution from our Spanish subsidiary and income tax expense associated with reversal of the permanent manufacturing deduction, offset in part by provision to return adjustments, state income taxes, and research and development credits.

We recorded income tax expense of $2.2 million during the three months ended September 30, 2012, on pre-tax income of $7.0 million. The effective tax rate of 31.4% differs from the U.S. federal statutory rate principally due to valuation allowances on foreign deferred tax assets of one of our Mexican subsidiaries not expected to be realized, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and flat taxes related to our Mexican subsidiary. In compliance with Mexican tax law, the Mexican subsidiary records its income tax provision at the greater of Mexican flat tax or taxes on taxable income at the Mexican statutory rate. Due to expected losses for the full year ended December 31, 2012 primarily as the result of restructuring charges, the income tax provision of the Mexican subsidiary was based on the expectation of incurring the flat tax. These factors were partially offset by a favorable reduction of state income taxes and the impact of lower statutory rates on foreign sourced income.

Nine months Ended September 30, 2013 compared with the Nine months Ended September 30, 2012

The following table was derived from Holdings’ interim unaudited condensed consolidated statements of comprehensive income (loss) for the respective periods. Amounts are presented in millions of dollars.

	Nine Months Ended September 30,
	2013	2012

Net sales	$750.3	$746.0
Cost of sales	605.9	567.0

Gross profit	144.4	179.0
Operating expenses
Selling and warehousing	(53.2)	(50.6)
General and administrative	(36.8)	(44.9)
Amortization of acquired intangible assets	(16.6)	(16.5)
Restructuring costs, net	(2.9)	(4.5)
Antitrust litigation costs	(0.2)	(1.2)

Operating income	34.7	61.3
Other expense
Interest expense, net	(37.8)	(41.2)
Miscellaneous, net	(2.0)	(4.9)

(Loss) income before income taxes	(5.1)	15.2
Income tax expense	(0.1)	(7.9)

Net (loss) income	$(5.2)	$7.3

Comprehensive (loss) income	$(2.8)	$24.2

Net sales. Net sales of $750.3 million for the nine months ended September 30, 2013 increased $4.3 million, or 0.6%, compared to net sales of $746.0 million for the nine months ended September 30, 2012. Included in net sales for the nine months ended September 30, 2013 and 2012 were related party sales of $55.6 million and $40.2 million, respectively, to FRAM Group under our manufacturing arrangements. Excluding these related party sales, our net sales decreased by 1.6%.

Our retail channel net sales decreased $50.9 million, or 14.8%, including $30.0 million in volume due to the soft retail market, $18.5 million from the loss of a customer at the end of the first quarter of 2012 due to the customer’s decision to change fuel delivery system suppliers, $11.0 million in lower customer pricing primarily in the fuel delivery systems and vehicle electronics product lines and $2.0 million due to the year-over-year timing of new product rollout in the fuel delivery systems and vehicle electronics product lines. The decrease was partially offset by $10.4 million in net sales to a new customer in our cooling systems product line that we began shipping to in the third quarter of 2012. During the nine months ended September 30, 2013, the retail market was negatively impacted by a significantly colder winter in 2013 than in 2012 and higher consumer payroll taxes that we believe reduced consumer discretionary spending.

Our heavy-duty channel net sales decreased $4.8 million, or 6.1%, due primarily to $3.4 million in lower co-manufacturing sales and $2.5 million for timing of replenishment orders in our filtration product line, partially offset by $1.1 million in improved customer pricing in our filtration product line.

Our OEM channel net sales increased $33.6 million, or 49.4%, primarily due to the launch of OEM projects in our cooling systems product line and the timing of replenishment orders in our fuel delivery systems product line. In addition, our net sales for the nine months ended September 30, 2013 benefited from $1.2 million of favorable foreign currency fluctuations in our cooling systems product line.

Our OES channel net sales increased $7.3 million, or 13.1%, due primarily to $4.0 million for expansion of volume in one of our filtration customer’s distribution channels and $3.6 million for the timing of replenishment orders, partially offset by $0.3 million in lower customer pricing.

Our traditional channel net sales increased $3.7 million, or 2.5%, due to $10.4 million in customer and product offering expansions in our vehicle electronics and cooling systems product lines, partially offset by $6.3 million in overall market weakness across all of our product lines and $0.8 million in lower customer pricing.

Net sales for the nine months ended September 30, 2013 and 2012 for our four product lines were as follows (in millions of dollars):

	Nine Months Ended September 30,
	2013	%	2012	%

Filtration	$294.4	39%	$293.1	39%
Cooling systems	163.6	22%	120.4	17%
Vehicle electronics	150.9	20%	143.9	19%
Fuel delivery systems	141.4	19%	188.6	25%

	$750.3	100%	$746.0	100%

The increase in our filtration product line net sales was primarily the result of higher related party sales to FRAM Group, an increase in OES and OEM channel sales and improved customer pricing, which were partially offset by overall market weakness in retail, heavy-duty and traditional channel volumes. The increase in our cooling systems product line net sales primarily related to the launch of OEM projects, new retail customer sales, favorable traditional channel sales, improved pricing and favorable foreign currency fluctuations, partially offset by overall weakness in the retail and OES channel business. The increase in our vehicle electronics product line net sales was primarily due to higher sales from new product rollouts and higher replenishment orders in the traditional, OES and retail channels, partially offset by lower customer pricing. The decrease in our fuel delivery systems product line net sales primarily related to the impact of the loss of a customer at the end of the first quarter of 2012 due to the customer’s decision to change its fuel delivery system supplier, overall market weakness in the retail and traditional channel volumes driven by improved OE product quality and other factors that have negatively impacted replacement rates, timing of new product rollouts and lower customer pricing, partially offset by favorable OEM and OES channel volumes.

Gross profit. Gross profit included special items, which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Nine Months Ended September 30,
	2013	2012

Gross profit, as reported	$144.4	$179.0
Adjusted for special items:
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	0.9	1.0
Business optimization costs	0.9	0.5
New business changeover and sales commitment costs	0.6	0.5

Adjusted gross profit	$146.8	$181.0

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Excluding special items, adjusted gross profit for the nine months ended September 30, 2013 was $146.8 million, or 19.6% of net sales, compared to adjusted gross profit for the nine months ended September 30, 2012 of $181.0 million, or 24.3% of net sales. The adjusted gross margin percentage is based on net sales before the effect of special items.

The lower adjusted gross profit for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 was due to several factors. During the nine months ended September 30, 2013, our gross profit was negatively impacted by (i) $21.6 million of unfavorable product mix across all product lines, (ii) $18.2 million due to unfavorable fixed overhead absorption rates, variable cost increases and material cost increases, (iii) $10.9 million of costs associated with the rollout of OEM projects, (iv) $10.5 million of lower customer pricing and (v) $5.6 million from lower volumes primarily in our retail channel, including the year-over-year impact of the loss of a customer in our fuel delivery systems product line in the first quarter of 2012. Partially offsetting these factors were $33.3 million in cost reductions from our cost savings initiatives, including manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased, procurement sourcing and pricing savings and savings from optimizing plant operations.

The lower adjusted gross margin percentage for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 was due to: (i) 3.4 percentage points from unfavorable product mix, including mix changes between product lines, (ii) 2.5 percentage points from unfavorable fixed overhead absorption rates, variable cost increases and material costs, (iii) 1.5 percentage points from costs associated with the rollout of OEM projects and (iv) 1.4 percentage points from lower customer pricing. Partially offsetting these factors were 4.5 percentage points from cost reductions from our cost savings initiatives, including manufacturing parts in our vehicle electronics and fuel delivery systems product lines that were previously purchased, procurement sourcing and pricing savings and savings from optimizing plant operations. In addition, the adjusted gross margin percentage for the nine months ended September 30, 2012 was 0.4 percentage points higher due to the release of product warranty reserves related to a former customer that were no longer required.

Selling and warehousing expenses. Selling and warehousing expenses were $53.2 million for the nine months ended September 30, 2013, an increase of $2.6 million compared to the nine months ended September 30, 2012. Selling and warehousing expenses increased due to $2.2 million of special items associated with delays in the consolidation of certain distribution facilities of our U.S. filtration operations with FRAM Group. Excluding the special items, selling and warehousing expenses increased $0.4 million primarily due to higher costs in our cooling systems product line associated with the expansion of distribution operations, higher marketing and advertising costs and higher employee benefit costs primarily due to large medical claims, offset in part by lower variable royalty costs. Selling and warehousing expenses were 7.1% of net sales for the nine months ended September 30, 2013 compared to 6.8% of net sales for the nine months ended September 30, 2012.

General and administrative expenses. General and administrative expenses included special items consisting of costs, primarily professional services, associated with additional business optimization projects and costs related to the implementation of cost sharing and manufacturing arrangements with FRAM Group. The following table presents a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Nine Months Ended September 30,
	2013	2012

General and administrative expenses, as reported	$36.8	$44.9
Adjust for special items:
Business optimization costs	(6.4)	(10.9)
Costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group	(1.0)	(5.6)
Costs of defending other litigation	(0.3)	—
Miscellaneous non-operating expenses	(0.1)	—

Adjusted general and administrative expenses	$29.0	$28.4

Further detail on the special items is provided in the reconciliation of EBITDA to Adjusted EBITDA for the periods presented elsewhere in this quarterly report.

Adjusted general and administrative expenses for the nine months ended September 30, 2013 were $29.0 million compared to $28.4 million for the nine months ended September 30, 2012. The $0.6 million increase was primarily the result of higher employee compensation and benefit costs, including reinstatement of merit increases in April 2013 and the reinstatement of 401(k) employer contributions, partially offset by lower bad debt costs. Adjusted general and administrative expenses were 3.9% of net sales for the nine months ended September 30, 2013 compared to 3.8% of net sales for the nine months ended September 30, 2012.

Amortization of acquired intangible assets. Amortization of acquired intangible assets was $16.6 million and $16.5 million for the nine months ended September 30, 2013 and 2012, respectively.

Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Nine Months Ended September 30,
	2013	2012
Severance	$2.0	$1.0
Impairment of property, plant and equipment	0.8	2.2
Manufacturing and distribution footprint optimization	0.4	0.3
Curtailment and settlement (gains) losses	(0.3)	1.4
Gain on sale of land and building	—	(0.4)

	$2.9	$4.5

During the nine months ended September 30, 2013, we recorded severance costs of $1.6 million related to involuntary terminations of employees as part of cost reduction actions and business realignment within our filtration, vehicle electronics and fuel delivery systems product lines in the U.S., $0.2 million of professional costs to review the manufacturing footprint of our fuel delivery systems product line and $0.1 million for lease termination and asset retirement obligation costs associated with distribution footprint optimization of our filtration product line.

During the nine months ended September 30, 2013, we approved and announced a plan to close the manufacturing operations of one of our Chinese subsidiaries and relocate the manufacturing into one of our existing U.S. facilities. The plan includes workforce reductions, facility closures and operations consolidation. The plan impacted 61 employees in China, all of whom were terminated as of September 30, 2013. The manufacturing facility had been leased and was returned to the landlord in July 2013. The majority of the equipment was relocated to existing U.S. facilities. During the nine months ended September 30, 2013, we recorded an impairment charge of $0.5 million to write down certain equipment to estimated net realizable value, severance costs of $0.4 million and other closing costs of $0.1 million.

During the nine months ended September 30, 2012, we recorded severance costs of $1.0 million related to involuntary terminations of employees as part of other cost reduction actions and business realignment and we recognized a gain of $0.4 million on the sale of a previously idled manufacturing facility.

During the nine months ended September 30, 2012, a plan was approved and announced with respect to closing a portion of our Mexican operations. In connection with this restructuring action, we recorded an impairment charge of $2.0 million to write down land, building and equipment to estimated net realizable value and $1.4 million of pension curtailment and settlement losses related to headcount reductions. At the end of June 2013, the manufacturing operations were closed and the affected employees terminated. During the nine months ended September 30, 2013, we recorded an additional impairment charge of $0.3 million to write down land, building and equipment to estimated net realizable value, and recognized a curtailment gain of $0.3 million, which had been deferred until the affected employees were terminated.

During the nine months ended September 30, 2012, a plan was approved and announced to consolidate certain filtration distribution facilities of the U.S. operations with the distribution operations of Autoparts Holdings. The consolidation is expected to be completed in the fourth quarter of 2013. As part of this consolidation, during the nine months ended September 30, 2012, we incurred a charge of $0.3 million related to distribution system software development costs with no future value and recorded an asset impairment charge of $0.2 million to write down the carrying value of certain equipment to be idled with no alternative use.

Antitrust litigation costs. UCI and Champion were named, along with several other filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the U.S. Actions. Champion, but not UCI, was also named as a defendant in the Canadian Actions. The complaints included allegations similar to those in the U.S. Actions. On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. See further discussion in “Part II — Other Information — Item 1. Legal Proceedings — Antitrust Litigation.” During the nine months ended September 30, 2013, we recorded a provision of

$0.1 million for the Canadian Actions settlement. In addition, during the nine months ended September 30, 2013 and 2012, we incurred post-trial costs of $0.1 million and $1.2 million, respectively, related to the U.S. Actions. These amounts are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in antitrust litigation costs.

Interest expense, net. The following table provides the detail of net interest expense for the respective periods (in millions).

	Nine Months Ended September 30,
	2013	2012

Interest expense
Senior Secured Term Loan Facility	$12.2	$12.4
Senior Notes	25.9	25.9
Other	0.3	0.9
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.8	0.8
Senior Notes	1.0	0.9
Senior Secured Revolving Credit Facility	0.3	0.3
Original issue discounts	0.2	0.2

Total interest expense	40.7	41.4
Interest income	(2.9)	(0.2)

Interest expense, net	$37.8	$41.2

During the nine months ended September 30, 2013, one of our Mexican subsidiaries received refund payments related to value-added tax receivables, including $2.8 million of interest income. See further discussion in “Part II — Other Information — Item 1. Legal Proceedings — Value-Added Tax Receivable.”

Miscellaneous, net. Miscellaneous, net for the nine months ended September 30, 2013 primarily consisted of $4.0 million for costs associated with the sale of receivables, partially offset by income of $2.0 million related to the collection of duty and value-added tax refunds associated with equipment purchased at one of our wholly-owned Chinese subsidiaries and a gain of $0.1 million for the forgiveness of debt. For further discussion of the value-added tax, see “Part II — Other Information — Item 1. Legal Proceedings — Value-Added Tax Receivable.” For further discussion of the gain on the forgiveness of debt, see Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Miscellaneous, net for the nine months ended September 30, 2012 primarily consisted of $4.9 million for costs associated with the sale of receivables. The lower expense associated with the sale of receivables, in the nine months ended September 30, 2013, was due to lower discount rates on the sales, partially offset by a higher amount of receivables sold.

Income tax expense. We recorded income tax expense of $0.1 million, or a negative 2.0% effective tax rate, during the nine months ended September 30, 2013, on a pre-tax loss of $5.1 million. The effective tax rate differs from the U.S. federal statutory rate principally due to provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary and withholding taxes on dividend distributions from our Spanish subsidiary, partially offset by research and development credits, foreign tax rate differences, state income taxes and provision to return adjustments.

We recorded income tax expense of $7.9 million during the nine months ended September 30, 2012, which represents an effective tax rate of 52.0% in relation to pre-tax income of $15.2 million. The 52.0% effective tax rate differs from the U.S. federal statutory rate principally due to valuation allowances on foreign deferred tax assets of one of our Mexican subsidiaries not expected to be realized, provision of U.S. deferred income tax expense on undistributed earnings of our Spanish subsidiary, state income taxes and flat taxes related to our Mexican subsidiary. In compliance with Mexican tax law, the Mexican subsidiary records its income tax provision at the greater of a Mexican flat tax or taxes on taxable income at the Mexican statutory rate. Due to expected losses for the full year ended December 31, 2012 primarily as the result of restructuring charges, the income tax provision of the Mexican subsidiary was based on the expectation of incurring the flat tax.

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net (loss) income	$(1.8)	$4.8	$(5.2)	$7.3
Income tax expense	0.5	2.2	0.1	7.9
Net interest expense	13.7	13.5	37.8	41.2
Depreciation and amortization expense	13.2	13.0	39.4	38.8

EBITDA	25.6	33.5	72.1	95.2

Business optimization costs (a)	1.4	4.9	7.3	11.4
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group (b)	1.1	1.1	4.1	6.6
Restructuring costs, net (c)	0.8	0.7	2.9	4.5
New business changeover and sales commitment costs (d)	0.5	0.3	0.6	0.5
Cost of defending class action and other litigation (e)	0.4	0.3	0.5	1.2
Miscellaneous non-operating expense (f)	—	—	0.1	—
Gain on forgiveness of debt (g)	(0.1)	—	(0.1)	—
Collection of tax refunds (h)	—	—	(1.9)	—

Adjusted EBITDA	$29.7	$40.8	$85.6	$119.4

Net sales	$252.1	$249.8	$750.3	$746.0
Adjusted EBITDA margin	11.8%	16.3%	11.4%	16.0%

(a)	Business optimization costs relate to consulting fees for various cost saving projects and to accelerate the manufacture of parts for new model cars previously sourced from external vendors.
(b)	These costs related to the implementation of our cost sharing and manufacturing arrangements with FRAM Group. See further discussion at “Liquidity and Capital Resources.”
(c)	We have taken various restructuring actions to align our cost structure with current market conditions. See Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for further information regarding our restructuring actions.
(d)	New business changeover and sales commitment costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are comprised of costs associated with stocklifts.

(e)	UCI and Champion were named, along with several other filter manufacturers, in numerous antitrust complaints alleging that Champion and the other defendant filter manufacturers engaged in price fixing for automotive aftermarket filters in violation of Section 1 of the Sherman Act and/or state laws. On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the U.S. Actions. Champion, but not UCI, was also named as a defendant in the Canadian Actions. The complaints included allegations similar to those in the U.S. Actions. On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. See further discussion at “Part II — Other Information — Item 1. Legal Proceedings — Antitrust Litigation.”
(f)	From time to time, we have incurred costs related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature.
(g)	The gain relates to the forgiveness of the annual principal payment of the economic development loan. For further discussion, see Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
(h)	During the nine months ended September 30, 2013, we recorded income of $2.0 million related to the collection of duty and value-added tax refunds associated with equipment purchased by one of our wholly-owned Chinese subsidiaries. See further discussion at “Part II — Other Information — Item 1. Legal Proceedings — Value-Added Tax Receivable.” In addition, we recorded a $0.1 million tax reserve related to the collectability of value-added tax refunds at one of our Mexican subsidiaries.

Covenant Compliance

The Senior Secured Credit Facilities require us to maintain a minimum interest coverage ratio, a maximum senior secured leverage ratio and a maximum level of capital expenditures. The financial ratios are calculated on a trailing four consecutive quarters basis and capital expenditures are measured on a fiscal year basis. As of September 30, 2013, we were in compliance with all covenants.

Liquidity and Capital Resources

Historical Cash Flows

Nine months Ended September 30, 2013

Net Cash (Used In) Provided by Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2013 was $0.4 million compared to net cash provided by operating activities of $49.2 million during the nine months ended September 30, 2012. Excluding $7.3 million for business optimization costs, we generated $6.9 million of cash from operations during the nine months ended September 30, 2013. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $30.2 million for the nine months ended September 30, 2013 compared to $62.5 million for the nine months ended September 30, 2012. The decrease in profits, before deducting depreciation and amortization and other non-cash items, was primarily due to a net loss before deferred tax benefit in the nine months ended September 30, 2013 compared to net income before deferred tax expense during the nine months ended September 30, 2012.

During the nine months ended September 30, 2013, we used cash of $29.2 million for operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables, net and accounts payable. Related party receivables, net consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements and expense recharges. Increases in accounts receivable and inventories resulted in the use of cash of $19.9 million and $7.0 million, respectively. The increase in accounts receivable was primarily due to higher net sales during the three months ended September 30, 2013 compared to the three months ended December 31, 2012 and a decrease in factored accounts receivable as of September 30, 2013 compared to December 31, 2012. The three months ended September 30, 2013 also included a higher percentage of sales to non-factoring customers. The increase in inventories was primarily due to higher inventory requirements in our cooling systems product line to meet OEM order requirements and build of inventory for new product roll-out in our vehicle electronics business. An increase in the related party receivables, net, primarily from the related party filtration sales to FRAM Group and the timing of payments, partially offset by the collection of expense recharges, resulted in a use of cash of $8.8 million. An increase in accounts payable generated cash of $6.5 million. The increase in accounts payable was due largely to the increase in inventories in our vehicle electronics and cooling systems product lines. Changes in all other assets and liabilities netted to a $1.4 million use of cash. This use of cash related primarily to (i) $8.7 million for the timing of interest payments on the Senior Notes, (ii) $2.2 million for pension contributions in excess of pension expense, (iii) $1.4 million for payments for insurance premiums, maintenance, software license fees and other prepaid expenses and (iv) $1.1 million for professional fee payments. These items were partially offset by an increase of (i) $5.7 million in customer rebates and credits due to timing of payments, (ii) a $4.2 million decrease in our federal tax receivable based upon finalization of tax returns and (iii) $2.2 million for the collection of Mexican value-added tax receivables.

Net Cash Used in Investing Activities

Capital expenditures of $25.3 million for the nine months ended September 30, 2013 were used primarily for construction of a new building at our Fond du Lac, Wisconsin facility and cost savings initiatives.

Net Cash Used in Financing Activities

During the nine months ended September 30, 2013, we made debt repayments totaling $2.3 million on the Senior Secured Term Loan Facility, which included a required excess cash flow prepayment of $1.4 million. The excess cash flow payment was applied to the scheduled quarterly amortization payments due March 31, 2013 and June 30, 2013.

Nine months Ended September 30, 2012

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2012 was $49.2 million. Profits, before deducting depreciation and amortization and other non-cash adjustments, generated cash of $62.5 million. Excluding $11.4 million for business optimization costs and $6.6 million of costs associated with implementing our cost sharing arrangements with FRAM Group, we generated $67.2 million of cash from operations during the nine months ended September 30, 2012.

During the nine months ended September 30, 2012, we generated cash of $42.1 million from operating working capital. Operating working capital is defined as accounts receivable, inventories, related party receivables and accounts payable. Related party receivables consist primarily of trade amounts receivable from FRAM Group for filtration products we sell in the normal course of business as a result of our manufacturing arrangements. A decrease in accounts receivable and an increase in accounts payable generated cash of $47.2 million and $11.4 million, respectively. The decrease in accounts receivable was primarily due to a $43.0 million increase in the amount of factored accounts receivable and to lower third party sales of $231.9 million during the three months ended September 30, 2012. The increase in accounts payable was due largely to production requirements for FRAM Group related party sales. An increase in inventories resulted in a use of cash of $3.1 million. The $3.1 million increase in inventories was due to inventory builds to support higher anticipated sales levels, including related party sales to FRAM Group. An increase in the related party receivables, primarily from the related party filtration sales to FRAM Group, resulted in a use of cash of $13.4 million. Changes in all other assets and liabilities, excluding a $12.8 million increase in other current assets resulting from the filing of an income tax refund claim of $12.8 million for the carryback of income tax losses to prior years, netted to a $42.5 million use of cash. This use of cash related primarily to (i) $15.0 million for pension contributions in excess of pension expense, (ii) $10.2 million for income tax payments including a $2.5 million payment in connection with a transfer price audit assessment related to one of Holdings’ Chinese subsidiaries, (iii) $8.5 million related to the timing of interest payments on our Senior Notes, (iv) payment of the antitrust litigation settlement of $7.8 million held in trust on behalf of the plaintiffs pending final approval of the settlement by the class members and the court and (v) $3.7 million in lower product returns reserves primarily resulting from the reduction of product returns reserves associated with a former customer that are no longer needed. These items were partially offset by an increase of $1.9 million in customer rebate programs.

Net Cash Used in Investing Activities

Capital expenditures for the nine months ended September 30, 2012 were $29.9 million, used primarily for cost savings initiatives and capital investment requirements for long life-cycle OEM contracts.

During the nine months ended September 30, 2012, we received $2.0 million in proceeds from the sale of property, plant and equipment including $1.4 million from the sale of a previously idled manufacturing facility.

Net Cash Used in Financing Activities

During the nine months ended September 30, 2012, we made our required quarterly amortization payments totaling $2.3 million on the Senior Secured Term Loan Facility, as well as principal payments of $0.2 million on capital lease obligations. During the three months ended September 30, 2012, a portion of our Chinese local credit facility expired and was repaid totaling $1.6 million.

On September 17, 2012, Wells Manufacturing, L.P., a wholly-owned indirect subsidiary of Holdings, entered into an economic development loan for $0.5 million with the Fond du Lac County Economic Development Corp. to assist with the expansion of our vehicle electronics facility in Fond du Lac, Wisconsin. This economic development loan has a five-year maturity with annual principal payments of $0.1 million and bears interest at 2.0% per annum. Both principal and interest payments are due annually on October 1st. The economic development loan contains a provision that in the event our vehicle electronics business meets certain employee headcount and wage requirements, measured on an annual basis, all or a portion of the principal and interest due will be forgiven.

Debt Capitalization

At September 30, 2013 and December 31, 2012, we had $51.0 million and $78.9 million of cash and cash equivalents, respectively. Non-U.S. cash balances at both September 30, 2013 and December 31, 2012 were $12.4 million. The following table details our debt outstanding as of September 30, 2013 and December 31, 2012 (in millions):

	September 30, 2013	December 31, 2012
Senior Secured Term Loan Facility	$291.8	$294.0
Senior Notes	400.0	400.0
Capital lease obligations	0.3	0.3
Economic development loan	0.4	0.5
Unamortized original issue discount	(0.7)	(0.9)

	691.8	693.9
Less:
Current maturities	3.2	3.2

Long-term debt	$688.6	$690.7

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. At September 30, 2013, given our debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and original issue discount, is $54.8 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. An increase of 0.25 percentage points (25 basis points) over the Adjusted LIBO Rate floor of 1.5% on our variable interest rate debt would increase our annual interest cost by $0.7 million. A decrease of 0.25 percentage points (25 basis points) in the interest rate on our variable interest rate debt would have no impact as the LIBO rate is less than the Adjusted LIBO rate floor. The one month unadjusted LIBO Rate at September 30, 2013 was 0.1791%.

Scheduled Maturities

Below is a schedule of required future repayments of all debt outstanding on September 30, 2013 (in millions).

Remainder of 2013	$0.8
2014	3.2
2015	3.2
2016	3.1
2017	282.2
Thereafter	400.0

$692.5

Management’s Action Plan and Outlook

Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the Senior Secured Revolving Credit Facility and accounts receivable factoring arrangements.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity. Subject to certain limitations, our Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements. At September 30, 2013, we had factoring relationships arranged by seven customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the increase in our utilization of customer factoring programs due to customers negotiating increased payment terms with us, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all. If we were not able to factor accounts receivable, we would have to find other ways to finance these receivables or our liquidity would be reduced by having less cash on hand.

We sold $270.5 million and $245.4 million of receivables during the nine months ended September 30, 2013 and 2012, respectively. If receivables had not been factored, $214.9 million and $218.1 million of additional receivables would have been outstanding at September 30, 2013 and December 31, 2012, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or our liquidity would be reduced by having less cash on hand. Our short-term cash projections assume an increase in the level of factored accounts receivable over the $214.9 million level at September 30, 2013 due to a forecasted increase in our gross days’ sales outstanding resulting from extending accounts receivable terms with certain customers.

Short-Term Liquidity Outlook

Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness or to fund working capital requirements, capital expenditures and other current obligations will depend on our ability to generate cash from operations and from factoring arrangements as discussed above. Such cash generation is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Capital expenditures for 2013 are expected to be approximately $38 million including equipment and tooling requirements to accelerate the internal manufacturing of high volume parts and costs to complete construction of a building at our Fond du Lac, Wisconsin facility. The remaining forecasted capital expenditures primarily relate to cost reduction projects and ongoing capital replacement.

Based on our forecasts, we believe that cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Senior Secured Revolving Credit Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.

Cost Sharing and Manufacturing Arrangements with FRAM Group

On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Graeme Hart, completed the acquisition of FRAM Group. Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Graeme Hart. In addition, UCI International and FRAM Group are operated by a common senior management team.

The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to realize cost savings and operational efficiencies between the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive integration analysis was conducted to identify initial integration opportunities and additional analysis continues to identify potential further integration opportunities. Actions taken to date have resulted in cost savings benefiting both UCI International and FRAM Group. However, we may not be able to achieve the total anticipated cost savings or purchasing benefits in connection with the cost sharing and manufacturing arrangements with FRAM Group. Such activities inherently involve risks, including those associated with assimilating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers and hiring additional management and other critical personnel. These activities may also be disruptive to our ongoing business and may not be favorably perceived by our customers. We cannot be assured we will be successful in these actions or that the two businesses will perform as anticipated.

As a result of our cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to UCI International filtration manufacturing locations. UCI International and FRAM Group continue to maintain their own customer relationships and continue to supply their existing customers. Where FRAM Group production has been relocated to UCI International filtration manufacturing locations, UCI International manufactures and supplies product to FRAM Group in order to meet its customer orders. Product purchase orders are entered into by UCI International and FRAM Group on an arm’s-length basis to document the terms of the sale of product between the two related businesses. Based on current forecasts, UCI International expects to produce 44 million units for FRAM Group in 2013.

Joint Services Agreement

On July 29, 2011, UCI International, Inc. entered into a Joint Services Agreement with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. On July 29, 2013 and 2012, the Joint Services Agreement automatically renewed for additional one year periods.

Long-Term Liquidity Outlook

UCI International, Inc. is a holding company with no business operations or assets other than the capital stock of UCI. Consequently, UCI International, Inc. is dependent on loans, dividends and other cash payments from UCI and its subsidiaries to make payments of principal and interest on the Senior Notes and the Senior Secured Credit Facilities. As presently structured, UCI and its subsidiaries are the sole source of cash for the payment of interest and principal on the Senior Notes and Senior Secured Credit Facilities, and there is no assurance that the cash for those interest and principal payments will be available. In the future, we may also need to refinance all or a portion of the borrowings under the Senior Notes and the Senior Secured Credit Facilities on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.

Off Balance Sheet Arrangements

We do not enter into off balance sheet arrangements other than operating leases in the normal course of business.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Disclosure under Section 13(r) of the Exchange Act

We are disclosing the following information pursuant to Section 13(r) of the Exchange Act. SIG Combibloc Group AG (“SIG”) is a subsidiary of Reynolds Group Holdings Limited, the sole indirect owner of which is Mr. Graeme Hart, and thereby an affiliate of Holdings for purposes of this disclosure. SIG has provided us with the following information:

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture and 50% of SIG Combibloc Obeikan FZCO, a United Arab Emirates joint venture (collectively, “SIG Obeikan”). SIG Obeikan sells carton sleeves to Iran Dairy

Industries Co. – Pegah Product Dairy Production (“IDIC”), which sleeves are used for the packaging of milk and other dairy products. IDIC is, to SIG’s knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. For the three and nine months ended September 30, 2013, SIG Obeikan’s gross sales to IDIC were approximately €2.2 million and €4.1 million, respectively, and its net profit from such sales was less than €0.1 million and €0.4 million, respectively. SIG Obeikan intends to continue this activity.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk consists of foreign currency exchange rate fluctuations and changes in interest rates.

Foreign Currency Exposure

Currency Translation

As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and Chinese yuan. The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation does not have a significant impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in foreign currencies. In 2012, approximately 8% of our net sales were made by our foreign subsidiaries, and our total non-U.S. net sales represented approximately 15% of our total net sales. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations.

The following table summarizes the potential impact on our net sales for the year ended December 31, 2012 of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2012 Sales	Potential Impact
Euro	$40.4	$4.0
Mexican peso	$29.6	$3.0
British pound	$9.7	$1.0
Chinese yuan	$4.6	$0.5

Sales for the year ended December 31, 2012 are not necessarily indicative of sales expected for the year ending December 31, 2013. In particular, our sales denominated in Mexican peso could be significantly impacted by implemented restructuring activities.

Except for the Chinese subsidiaries, the balance sheets of foreign subsidiaries are remeasured into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the remeasurement are recorded in accumulated other comprehensive income (loss) on our balance sheets. For our Chinese subsidiaries, non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates and monetary assets and liabilities are remeasured into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the remeasurement of the balance sheets of our Chinese subsidiaries are recorded in our statements of comprehensive income (loss).

The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	September 30, 2013 Net Asset Value	Potential Impact
Euro	$29.2	$2.9
Mexican peso	$15.0	$1.5
British pound	$2.1	$0.2

Currency Transactions

Currency transaction exposure arises where sales and purchases are made by a company in a currency other than its own functional currency. In 2013, we expect to source approximately $109 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. A weakening of the U.S. dollar means that we pay more U.S. dollars to obtain components from China, which equates to higher cost of sales. If the U.S. dollar weakened by 10% against the Chinese yuan, the potential impact would be to increase estimated 2013 cost of goods sold by approximately $10.9 million. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful. The value of the yuan increased 3.7% during the period January 1, 2012 through September 30, 2013. From January 1, 2013 to September 30, 2013, the value of the Chinese yuan increased by 1.8%.

Historically, our Mexican operations sourced a significant amount of inventory from the United States. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means that our Mexican operations pay fewer pesos to obtain inventory from the United States. During the year ended December 31, 2012, the U.S. dollar weakened against the Mexican peso by approximately 7%. During 2012, we approved and announced a restructuring plan affecting our Mexican operations, which has resulted in a reduction in the amount of U.S. sourced inventory purchased by our Mexican operations, thereby reducing our currency exposure risk related to these inventory purchases. During the nine months ended September 30, 2013, the U.S. dollar strengthened against the Mexican peso by 2.7%, driven by a 3.8% and 1.6% strengthening in the second and third quarters of 2013, respectively, which ended a downward trend that began in the second half of 2012.

We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. As of September 30, 2013, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of our variable rate debt. At our September 30, 2013 debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, would be $54.8 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. If variable interest rates were to increase by 0.25% per annum over the Adjusted LIBO Rate floor of 1.5%, the net impact would be a decrease of $0.5 million in our net income and cash flow. A decrease in the variable interest rate would have no impact due to the Adjusted LIBO Rate floor. The one month unadjusted LIBO Rate at September 30, 2013 was 0.1791%.

We may periodically enter into interest rate agreements to manage interest rate risk on borrowing activities. No such agreements were outstanding at September 30, 2013.

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth above.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of September 30, 2013.

Changes in Internal Control Over Financial Reporting

There were no changes in internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the period ended September 30, 2013, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Antitrust Litigation

Starting in 2008, UCI and Champion were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints alleged that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints were putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to the present. Others were putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, beginning in 1999. The complaints sought treble damages, an injunction against future violations, costs and attorney’s fees. Also in 2008, Champion, but not UCI, was named as a defendant in the Ontario Action and the Quebec Action. The complaints included allegations similar to those in the U.S. Actions, and were brought as putative class actions on behalf of all persons in Canada that purchased aftermarket filters directly or indirectly from the defendants, beginning in 1999.

On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the U.S. Actions. On April 24, 2012, the court granted preliminary approval of the settlement and required $7.8 million to be paid to the trustee. On November 28, 2012, the court entered an order approving the settlement, certifying the settlement class and dismissing the U.S. Actions with prejudice. The period for appeal of this order expired on December 28, 2012, without any notice of appeal having been filed.

On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. The Ontario Court granted preliminary approval of the settlement with respect to the Ontario Action on October 3, 2013, at which point Champion was obligated to pay $0.1 million to a trust account for the benefit of the settlement class members in the Canadian Actions. A hearing on the final approval of the Ontario Action is scheduled for January 8, 2014. The Quebec Court has not yet granted preliminary approval of the settlement with respect to the Quebec Action.

During the three and nine months ended September 30, 2013, we recorded $0.1 million associated with the Canadian Actions settlement and incurred post-trial costs of $0.1 million related to the U.S. Actions. During the three and nine months ended September 30, 2012, we incurred post-trial costs of $0.3 million and $1.2 million, respectively, related to the U.S. Actions. These amounts are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in antitrust litigation costs.

Value-added Tax Receivable

A wholly-owned Mexican subsidiary of Champion had outstanding receivables denominated in Mexican pesos in the amount of $2.2 million from the Mexican Department of Finance and Public Credit related to refunds of Mexican value-added tax. In June 2013, the refund payment was received totaling $4.4 million (57.7 million Mexican pesos) including claims, interest and inflation of $2.0 million (25.5 million Mexican pesos), $1.8 million (23.3 million Mexican pesos) and $0.6 million (8.9 million Mexican pesos), respectively. The $1.8 million in interest and $0.6 million in inflation are included in interest expense, net in the interim unaudited condensed consolidated statements of comprehensive income (loss).

In addition, Champion’s Mexican subsidiary received a letter dated April 9, 2013 giving notification that the tax court had agreed to refund claims totaling $0.3 million (3.7 million Mexican pesos). On April 25, 2013, a refund payment was received totaling $0.7 million (8.2 million Mexican pesos) including interest and inflation of $0.3 million (3.3 million Mexican pesos) and $0.1 million (1.2 million Mexican pesos), respectively. The $0.3 million in interest and $0.1 million in inflation are included in interest expense, net in the interim unaudited condensed consolidated statements of comprehensive income (loss).

A wholly-owned Chinese subsidiary of Holdings had outstanding duty and value-added tax claims denominated in Chinese yuan in the amount of $2.0 million (RMB 12.5 million) with the Chinese tax authority. The claims relate to the refund of duties and value-added tax for equipment purchases made in 2005 – 2007 for use in the production of product for export. Due to concerns about the collectability of the refunds, no receivable had been previously recorded. During the nine months ended September 30, 2013, Holdings recorded the collection of $1.9 million of the claims and recorded a receivable for $0.1 million for amounts still to be refunded. The $2.0 million of total claims has been recorded in miscellaneous, net in the interim unaudited condensed consolidated statements of comprehensive income (loss). The receivable of $0.1 million is recorded in other current assets in the interim unaudited condensed consolidated balance sheet.

Product Recall

During the year ended December 31, 2012, we recalled certain defective products manufactured by our Chinese operations and distributed by our Spanish subsidiary. During the year ended December 31, 2012, we recorded estimated costs of $1.2 million (€0.9 million). For the three and nine months ended September 30, 2013, we recorded no additional provision for this matter. As of September 30, 2013, we had paid $0.8 million (€0.6 million) of costs related to this matter and a remaining accrual of $0.4 million (€0.3 million) is recorded in the interim unaudited condensed consolidated balance sheet. We believe that we have insurance coverage for a significant percentage of the costs related to this matter. As of September 30, 2013, we have filed claims totaling $0.7 million (€0.6 million) with our insurance carrier. On May 9, 2013, we received reimbursement for claims and product recall costs totaling $0.5 million (€0.4 million) under our insurance coverage, which was recorded in warranty expenses. On October 23, 2013, we received reimbursement for claims and product recall costs totaling $0.2 million (€0.2 million) under our insurance coverage, which will be recorded in warranty expenses in the fourth quarter of 2013.

Other Litigation

We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

ITEM 1A. RISK FACTORS

There have been no material changes from the risk factors previously disclosed under “Part I, Item 3. Key Information—Risk Factors” in our 2012 Annual Report on Form 20-F, as filed with the SEC on March 20, 2013.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UNDER SENIOR SECURITIES

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS

Exhibit No.	Description

31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

Rule 13a-14(a) Certification

I, Bruce M. Zorich, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Bruce M. Zorich

Bruce M. Zorich
President and Chief Executive Officer

Date: November 12, 2013

Exhibit 31.2

Rule 13a-14(a) Certification

I, Ricardo F. Alvergue, certify that:

1.	I have reviewed this quarterly report of UCI Holdings Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Ricardo F. Alvergue

Ricardo F. Alvergue
Chief Financial Officer

Date: November 12, 2013

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended September 30, 2013 as furnished with the Securities and Exchange Commission on the date hereof, I, Bruce M. Zorich, as President and Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Bruce M. Zorich

Bruce M. Zorich
President and Chief Executive Officer

Date: November 12, 2013

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of UCI Holdings Limited for the quarter ended September 30, 2013 as furnished with the Securities and Exchange Commission on the date hereof, I, Ricardo F. Alvergue, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ Ricardo F. Alvergue

Ricardo F. Alvergue
Chief Financial Officer

Date: November 12, 2013

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	September 30, 2013	December 31, 2012
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$51,014	$78,917
Accounts receivable, net	247,468	227,542
Related party receivables (Note 11)	28,888	19,872
Inventories (Note 4)	182,343	175,291
Assets held for sale	1,561	—
Deferred tax assets	31,209	28,877
Other current assets	22,021	27,105

Total current assets	564,504	557,604
Property, plant and equipment, net	162,272	160,174
Goodwill	309,407	309,102
Other intangible assets, net (Note 5)	381,394	399,585
Deferred financing costs, net	15,353	17,483
Other long-term assets	4,154	3,732

Total assets	$1,437,084	$1,447,680

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$139,357	$132,803
Current maturities of long-term debt (Note 9)	3,168	3,177
Related party payables (Note 11)	912	734
Accrued expenses and other current liabilities (Note 6)	111,293	115,453

Total current liabilities	254,730	252,167
Long-term debt, less current maturities (Note 9)	688,597	690,748
Pension and other post-retirement liabilities	116,015	120,093
Deferred tax liabilities	107,238	110,965
Other long-term liabilities	2,105	2,546

Total liabilities	1,168,685	1,176,519
Contingencies (Note 10)
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(10,474)	(5,243)
Accumulated other comprehensive loss	(41,165)	(43,634)

Total shareholder’s equity	268,399	271,161

Total liabilities and shareholder’s equity	$1,437,084	$1,447,680

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net sales	$252,091	$249,776	$750,359	$746,008
Cost of sales	203,960	190,847	605,900	567,006

Gross profit	48,131	58,929	144,459	179,002
Operating expenses
Selling and warehousing	(17,123)	(16,131)	(53,202)	(50,615)
General and administrative	(10,796)	(13,767)	(36,821)	(44,887)
Amortization of acquired intangible assets	(5,542)	(5,572)	(16,629)	(16,626)
Restructuring costs, net (Note 2)	(827)	(697)	(2,936)	(4,464)
Antitrust litigation costs (Note 10)	(141)	(283)	(181)	(1,167)

Operating income	13,702	22,479	34,690	61,243
Other expense
Interest expense, net (Note 9)	(13,628)	(13,492)	(37,766)	(41,204)
Miscellaneous, net	(1,329)	(2,009)	(1,986)	(4,889)

(Loss) income before income taxes	(1,255)	6,978	(5,062)	15,150
Income tax expense	(580)	(2,179)	(169)	(7,881)

Net (loss) income	(1,835)	4,799	(5,231)	7,269

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	814	1,728	518	1,492
Pension and OPEB liabilities, net of tax of ($391), ($257), ($1,173) and ($10,315)	631	(185)	1,951	15,404

Total other comprehensive income (loss)	1,445	1,543	2,469	16,896

Comprehensive (loss) income	$(390)	$6,342	$(2,762)	$24,165

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities:
Net (loss) income	$(5,231)	$7,269
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	39,430	38,848
Amortization of deferred financing costs and debt issuance costs	2,355	2,230
Loss/(gain) on sale of property, plant and equipment	216	(475)
Asset impairments	760	2,205
Deferred income taxes	(6,439)	13,371
Other non-cash items, net	(861)	(992)
Changes in operating assets and liabilities:
Accounts receivable	(19,831)	47,181
Related party receivables, net	(8,838)	(13,423)
Inventories	(6,994)	(3,088)
Other current assets	5,160	(22,929)
Other assets	(425)	(1,985)
Accounts payable	6,481	11,409
Accrued expenses and other current liabilities	(4,776)	(15,929)
Other long-term liabilities	(1,372)	(14,443)

Net cash (used in) provided by operating activities	(365)	49,249

Cash flows from investing activities:
Capital expenditures	(25,286)	(29,867)
Proceeds from sale of property, plant and equipment	47	1,968

Net cash used in investing activities	(25,239)	(27,899)

Cash flows from financing activities:
Issuances of debt	—	500
Debt repayments	(2,285)	(4,115)
Equity contribution	—	38

Net cash used in financing activities	(2,285)	(3,577)
Effect of exchange rate changes on cash	(14)	155

Net (decrease) increase in cash and cash equivalents	(27,903)	17,928
Cash and cash equivalents at the beginning of period	78,917	67,697

Cash and cash equivalents at the end of period	$51,014	$85,625

The accompanying notes are an integral part of these statements.

UCI Holdings Limited

Condensed Consolidated Statements of Changes in Shareholder’s Equity (Unaudited)

(in thousands)

	Common Stock	Retained Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balance at January 1, 2012	$320,000	$(19,870)	$(34,479)	$265,651
Equity contribution	38	—	—	38
Net income	—	7,269	—	7,269
Other comprehensive income, net of tax	—	—	16,896	16,896

Balance at September 30, 2012	$320,038	$(12,601)	$(17,583)	$289,854

Balance at January 1, 2013	$320,038	$(5,243)	$(43,634)	$271,161
Net loss	—	(5,231)	—	(5,231)
Other comprehensive income, net of tax	—	—	2,469	2,469

Balance at September 30, 2013	$320,038	$(10,474)	$(41,165)	$268,399

The accompanying notes are an integral part of these statements.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 1 — GENERAL AND BASIS OF PRESENTATION

General

UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, Inc., (together with its subsidiaries, “UCI International”). All operations of Holdings are conducted by United Components, Inc. (“UCI”) through its subsidiaries, which is a leading designer, manufacturer and distributor of a broad range of filtration products, fuel and cooling systems products and vehicle electronics. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

Basis of Presentation

The accompanying interim unaudited condensed consolidated financial statements include the accounts of Holdings and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements.

The financial statements for the three and nine months ended September 30, 2013 and 2012 are unaudited. In the opinion of management, these financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of the collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and other product returns, insurance reserves, income taxes, pensions and other post-retirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

These financial statements should be read in conjunction with the financial statements and notes thereto included in Holdings’ 2012 Annual Report on Form 20-F filed with the SEC on March 20, 2013.

Operating results for the three and nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

Recently Adopted Accounting Guidance

On January 1, 2013, Holdings adopted changes issued by the FASB regarding testing indefinite-lived intangible assets for impairment in connection with annual and interim impairment tests. The revised guidance allows an entity testing indefinite-lived intangible assets for impairment the option to first use qualitative factors to determine whether it is more likely than not (a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, as a basis for determining whether it is necessary to perform the quantitative impairment test. The adoption of these changes did not have a material impact on the financial position, results of operations or cash flows of Holdings.

On January 1, 2013, Holdings adopted changes issued by the FASB intended to improve the reporting of reclassifications out of accumulated other comprehensive income of various components. Among other things, an entity is required to present, either parenthetically on the face of the financial statements or in the notes, significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification. However, an entity would not need to show the income statement line item affected for certain components that are not required to be reclassified in their

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

entirety to net income, such as amounts amortized into net periodic pension cost. The implementation of the new disclosure requirement did not have a material impact on Holdings’ financial position or results of operations. During the three and nine months ended September 30, 2013, Holdings amortized pension costs of $0.9 million ($0.6 million net of tax) and $2.8 million ($1.8 million net of tax), respectively, from accumulated other comprehensive income to the interim unaudited condensed consolidated statement of comprehensive income (loss). During the three and nine months ended September 30, 2013, Holdings amortized post-retirement benefit costs of $0.1 million (less than $0.1 million net of tax) and $0.2 million ($0.1 million net of tax), respectively, from accumulated other comprehensive income to the interim unaudited condensed consolidated statement of comprehensive income (loss). There were no reclassifications from accumulated other comprehensive income to the interim unaudited condensed consolidated statement of comprehensive income (loss) during the three or nine months ended September 30, 2012.

Recently Issued Accounting Guidance

In March 2013, the FASB issued clarifying guidance on the accounting for the release of the cumulative translation adjustment when a parent sells either a part or all of its investment in a foreign entity. This guidance is effective prospectively for annual reporting periods beginning on or after January 1, 2014, and the interim periods within those annual periods. Management does not expect the adoption of this guidance to have a material impact on the financial position or results of operations of Holdings.

In July 2013, the FASB issued amendments to guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The amendments require entities to present an unrecognized tax benefit netted against certain deferred tax assets when specific requirements are met. The amendments are effective prospectively for annual periods beginning on or after January 1, 2014, and interim periods within those annual periods. Management does not expect the adoption of this guidance to have a material impact on the financial position or results of operations of Holdings.

NOTE 2 — RESTRUCTURING COSTS, NET

During the three and nine months ended September 30, 2013 and 2012, Holdings incurred costs related to various cost reduction activities which are reported in the statements of comprehensive income (loss) in restructuring costs, net. The components of the restructuring costs, net are as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Severance	$0.6	$0.2	$2.0	$1.0
Impairment of property, plant and equipment	—	0.2	0.8	2.2
Manufacturing and distribution footprint optimization	0.2	0.3	0.4	0.3
Curtailment and settlement (gains) losses	—	—	(0.3)	1.4
Gain on sale of land and building	—	—	—	(0.4)

	$0.8	$0.7	$2.9	$4.5

During the three and nine months ended September 30, 2013, Holdings recorded severance of $0.5 million and $1.6 million, respectively, related to involuntary terminations of employees as part of cost reduction actions and business realignment within our filtration, vehicle electronics and fuel delivery systems product lines. During the three and nine months ended September 30, 2013, Holdings incurred professional costs of $0.2 million associated with the review of the manufacturing footprint for its fuel delivery systems product line. During the nine months ended September 30, 2013, Holdings recorded $0.1 million for lease termination and asset retirement obligation costs associated with distribution footprint optimization of the filtration product line.

During the nine months ended September 30, 2013, Holdings approved, announced and completed a plan to close the manufacturing operations of one of its Chinese subsidiaries and relocate the manufacturing into one of its existing U.S. facilities. The plan included workforce reductions, facility closures and operations consolidation. The plan impacted 61 employees in China, all of which were terminated as of September 30, 2013. The manufacturing facility was leased and was returned to the landlord in July 2013. The majority of the equipment was relocated to existing U.S. facilities. During the three months ended September 30, 2013, Holdings recorded additional severance costs of $0.1 million. During the nine months ended September 30, 2013, Holdings recorded an impairment charge of $0.5 million to write down certain equipment to estimated net realizable value, severance costs of $0.4 million and other closing costs of $0.1 million.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

During the nine months ended September 30, 2012, Holdings approved and announced a plan to close and relocate excess foundry manufacturing capacity at one of its Mexican operations to China and consolidate Mexican distribution operations with Autoparts Holdings Limited (“Autoparts Holdings”), an affiliate of Holdings and Rank Group Limited (“Rank Group”) and ultimately owned by Holdings’ strategic owner, Mr. Graeme Hart. The plan included workforce reductions, facility closures and operations consolidation. During the nine months ended September 30, 2012, Holdings recorded pension curtailment and settlement losses of $1.4 million related to headcount reductions, and an impairment charge of $2.0 million was recorded to write down land, building and equipment to estimated net realizable value. At the end of June 2013, the manufacturing operations were closed and the affected employees terminated. During the nine months ended September 30, 2013, Holdings recorded an additional impairment charge of $0.3 million to write down land, building and equipment to estimated net realizable value. A previously deferred curtailment gain of $0.3 million related to the Mexican subsidiary’s pension plan was recognized at the time the affected employees were terminated in June 2013.

During the three months ended September 30, 2012, Holdings approved and announced a plan to consolidate certain filtration distribution facilities of the U.S. operations with Autoparts Holdings. This plan is expected to be completed in the fourth quarter of 2013. An owned facility was temporarily idled in the early part of 2013 to reconfigure the facility for additional manufacturing capacity. During the three and nine months ended September 30, 2012, a charge of $0.3 million was recorded related to distribution system software development costs with no future value and an asset impairment charge of $0.2 million was recorded to write down the carrying value of certain equipment to be idled with no alternative use.

During the three and nine months ended September 30, 2012, Holdings recorded severance totaling $0.2 million and $1.0 million, respectively, related to involuntary terminations of employees as part of other cost reduction actions and business realignment. During the nine months ended September 30, 2012, Holdings recognized a gain of $0.4 million on the sale of a previously idled manufacturing facility.

The following table summarizes the activity in accrued restructuring reserves, including pension curtailments and settlements, during the nine months ended September 30, 2013 and 2012 (in millions):

	Severance Costs	Asset Impairments	Pension Curtailment and Settlements	Other	Total
Balance at December 31, 2012	$1.3	$—	$0.9	$—	$2.2
Charges	2.0	0.8	(0.3)	0.4	2.9
Usage	(2.3)	(0.8)	(0.5)	(0.4)	(4.0)

Balance at September 30, 2013	$1.0	$—	$0.1	$—	$1.1

Balance at December 31, 2011	$0.7	$—	$—	$—	$0.7
Charges	1.0	2.2	1.4	0.3	4.9
Usage	(1.4)	(2.2)	(0.4)	—	(4.0)

Balance at September 30, 2012	$0.3	$—	$1.0	$0.3	$1.6

The severance, pension curtailment and settlements and other restructuring related accruals are included in the interim unaudited condensed consolidated balance sheets in accrued expenses and other current liabilities.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 3 — SALES OF RECEIVABLES

Holdings has factoring agreements arranged by seven customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, $93.1 million and $91.5 million of receivables were sold during the three months ended September 30, 2013 and 2012, respectively. During the nine months ended September 30, 2013 and 2012, $270.5 million and $245.4 million of receivables were sold, respectively.

If receivables had not been factored, $214.9 million and $218.1 million of additional receivables would have been outstanding at September 30, 2013 and December 31, 2012, respectively. Holdings retained no rights or interests in the receivables, and has no obligations with respect to the sold receivables. Holdings does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies and accounted for as a loss on sale. These costs were $1.4 million and $2.0 million for the three months ended September 30, 2013 and 2012, respectively. During the nine months ended September 30, 2013 and 2012, these costs were $4.0 million and $4.9 million, respectively. These costs are recorded in the interim unaudited condensed consolidated statements of comprehensive income (loss) in miscellaneous, net.

NOTE 4 — INVENTORIES

The components of inventories were as follows (in millions):

	September 30, 2013	December 31, 2012
Raw materials	$62.1	$58.0
Work in process	28.5	30.0
Finished products	91.7	87.3

	$182.3	$175.3

NOTE 5 — OTHER INTANGIBLE ASSETS

The components of other intangible assets were as follows (in millions):

			September 30, 2013				December 31, 2012
	Amortizable Life	Weighted Average Remaining Life	Gross	Accumulated Amortization	Effect of Foreign Currency	Net	Net
Acquired intangibles assets
Customer relationships	10 - 15 years	11 years	$283.6	$(58.8)	$(0.3)	$224.5	$240.9
Trademarks	5 years	2 years	0.6	(0.3)	—	0.3	0.4
Trademarks	Indefinite	Indefinite	151.0	—	—	151.0	151.0
Integrated software system	5 years	2 years	11.0	(5.4)	—	5.6	7.3

			$446.2	$(64.5)	$(0.3)	$381.4	$399.6

The aggregate intangible amortization charged to the interim unaudited condensed consolidated statements of comprehensive income (loss) was $6.1 million and $18.3 million for the three and nine months ended September 30, 2013, respectively, and $6.2 million and $18.3 million for the three and nine months ended September 30, 2012, respectively.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is as follows (in millions):

	Acquired Intangible Assets	Integrated Software System
Remainder of 2013	$5.5	$0.5
2014	22.2	2.2
2015	22.2	2.2
2016	22.2	0.7
2017	22.1	—

NOTE 6 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	September 30, 2013	December 31, 2012
Product returns	$45.4	$46.0
Rebates, credits and discounts due to customers	16.0	10.3
Taxes payable	9.9	8.7
Insurance	8.7	9.2
Bonuses and profit sharing	5.7	5.7
Vacation pay	4.8	4.4
Interest	4.5	13.2
Salaries and wages	3.6	2.6
Professional fees	2.4	3.5
Restructuring reserves	1.1	2.2
Other	9.2	9.7

	$111.3	$115.5

NOTE 7 — PRODUCT RETURNS LIABILITY

The liability for product returns is included in accrued expenses and other current liabilities. This liability includes accruals for estimated parts returned under warranty and for parts returned because of customer excess quantities. Holdings provides warranties for its products’ performance. Warranty periods vary by part. In addition to returns under warranty, Holdings allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from ongoing customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns. Holdings’ management routinely monitors returns data and adjusts estimates based on this data. During the nine months ended September 30, 2012, product returns reserves of $3.0 million related to a former customer were reduced, increasing net sales on the interim unaudited condensed consolidated statements of comprehensive income (loss).

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Changes in Holdings’ product returns accrual were as follows (in millions):

	Nine Months Ended September 30,
	2013	2012
Beginning of period	$46.0	$55.6
Cost of unsalvageable parts	(30.3)	(35.6)
Reduction to sales, net of salvage	29.7	31.9

End of period	$45.4	$51.9

NOTE 8 — EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

The following are the components of net periodic pension expense (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Service cost	$0.2	$0.2	$0.6	$0.5
Interest cost	2.9	3.1	8.8	9.6
Expected return on plan assets	(4.0)	(3.9)	(12.0)	(11.7)
Amortization of prior service costs and unrecognized loss	0.9	0.1	2.8	0.3
Curtailment and settlement (gain) loss recognized	—	—	(0.3)	1.4

	$—	$(0.5)	$(0.1)	$0.1

Effective March 15, 2012, certain defined benefit retirement plans were amended to freeze the plan benefits for all non-union participants and were replaced with an enhanced benefit under the defined contribution plans. The plan amendment resulted in a plan curtailment that reduced pension liabilities by $13.9 million. The $13.9 million ($8.6 million net of income taxes) was recorded in net other comprehensive income as a reduction of the pension liability, net of tax component.

During the nine months ended September 30, 2012, a charge of $1.4 million was recorded for curtailment and settlement losses related to the scheduled closing of the manufacturing operations of one of Holdings’ Mexican subsidiaries. The losses recorded related to the Mexican government mandated severance plans of the Mexican subsidiary. These costs are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in restructuring costs, net. The recognition of a curtailment gain related to the pension plan was delayed until the affected employees were terminated. In June 2013, the manufacturing operations were closed and the affected employees terminated, at which time the $0.3 million curtailment gain was recognized in the interim unaudited condensed consolidated statements of comprehensive income (loss) in restructuring costs, net.

Other Post-retirement Benefits

The following are the components of net periodic other post-retirement expense (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Service cost	$0.1	$0.1	$0.4	$0.3
Interest cost	0.1	0.1	0.4	0.4
Amortization of prior service costs and unrecognized loss	0.1	—	0.2	0.1

	$0.3	$0.2	$1.0	$0.8

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 9 — DEBT

Debt is summarized as follows (in millions):

	September 30, 2013	December 31, 2012
Senior Secured Term Loan Facility	$291.8	$294.0
Senior Notes	400.0	400.0
Capital lease obligations	0.3	0.3
Economic development loan	0.4	0.5
Unamortized original issue discount	(0.7)	(0.9)

	691.8	693.9
Less:
Current maturities	3.2	3.2

Long-term debt	$688.6	$690.7

Senior Secured Credit Facilities

On January 26, 2011, Holdings, as a guarantor, and UCI International, Inc., as borrower, entered into a $375.0 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprised of a $300.0 million senior secured term loan facility (the “Senior Secured Term Loan Facility”) and a $75.0 million senior secured revolving credit facility (the “Senior Secured Revolving Credit Facility”). Costs of $9.5 million related to the issuance of the Senior Secured Credit Facilities were recorded as deferred financing costs and are being amortized over the life of the Senior Secured Credit Facilities. At September 30, 2013 and December 31, 2012, letters of credit issued under the Senior Secured Revolving Credit Facility totaled $7.3 million and $8.0 million, respectively, which reduced the availability under the Senior Secured Revolving Credit Facility to $67.7 million and $67.0 million, respectively. At September 30, 2013 and December 31, 2012, there were no borrowings outstanding under the Senior Secured Revolving Credit Facility.

The Senior Secured Credit Facilities contain customary covenants that restrict Holdings and its subsidiaries from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the Senior Secured Credit Facilities. Holdings and its subsidiaries also must comply with a minimum interest coverage ratio covenant and a maximum senior secured leverage ratio covenant. Holdings and its subsidiaries also have annual limitations on capital expenditures. In addition, there is an annual excess cash flow prepayment provision. Holdings is required to make mandatory prepayments equal to 50% of Excess Cash Flow (as defined in the Senior Secured Credit Facilities) if the senior secured leverage ratio is greater than 2.0 to 1.0, or 25% of Excess Cash Flow if the senior secured leverage ratio is less than or equal to 2.0 to 1.0. Holdings made a required $1.4 million prepayment in March 2013 based upon the excess cash flow calculation for the year ended December 31, 2012. This repayment has been applied to the scheduled quarterly amortization payments due March 31, 2013 and June 30, 2013. At September 30, 2013, Holdings and its subsidiaries were in compliance with all applicable covenants.

Senior Notes

On January 26, 2011, $400.0 million aggregate principal amount of 8.625% Senior Notes due 2019 (the “Senior Notes”), and guarantees thereof were issued. The Senior Notes bear interest at a rate of 8.625% per annum, and interest is payable semi-annually on February 15 and August 15. Costs of $13.0 million related to the issuance of the Senior Notes were recorded as deferred financing costs and are being amortized over the life of the Senior Notes.

The indenture governing the Senior Notes contains covenants that restrict the ability of Holdings and its subsidiaries to, among other things, incur additional debt or issue disqualified and preferred stock, make certain payments including payment of dividends or redemption of stock, make certain investments, incur certain liens, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. As of September 30, 2013, Holdings and its subsidiaries were in compliance with all applicable covenants.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Short-term Borrowings

UCI International, Inc.’s Spanish subsidiary currently has secured local credit facilities. The Spanish local credit facilities consist of euro-denominated revolving credit facilities with borrowing limits totaling €2.3 million ($3.1 million at September 30, 2013). The Spanish local credit facilities are secured by certain accounts receivable related to the amounts financed. At September 30, 2013 and December 31, 2012, there were no borrowings outstanding under the Spanish local credit facilities.

Economic Development Loan

On September 17, 2012, Wells Manufacturing, L.P., a wholly-owned indirect subsidiary of Holdings, entered into an economic development loan for $0.5 million with the Fond du Lac County Economic Development Corp. to assist with the expansion of the vehicle electronics facility in Fond du Lac, Wisconsin. This economic development loan has a five-year maturity with annual principal payments of $0.1 million and bears interest at 2.0% per annum. Both principal and interest payments are due annually on October 1, commencing October 1, 2013. The economic development loan contains a provision that in the event the vehicle electronics business meets and maintains certain employee headcount and wage requirements, measured on an annual basis, all or a portion of the principal and interest due will be forgiven. As of September 30, 2013, Wells Manufacturing, L.P. met the requirements set forth above for the first annual debt and interest payment and received debt forgiveness in the amount of $0.1 million for the payment due October 1, 2013. The debt forgiveness is recorded as a gain in miscellaneous, net in the interim unaudited condensed consolidated statements of comprehensive income (loss).

Future repayments

Below is a schedule of required future repayments of all debt outstanding on September 30, 2013 (in millions).

Remainder of 2013	$0.8
2014	3.2
2015	3.2
2016	3.1
2017	282.2
Thereafter	400.0

$692.5

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Interest expense, net

The following table provides the detail of net interest expense for the respective periods (in millions). During the three and nine months ended September 30, 2013, $0.1 million and $0.6 million of interest was capitalized, respectively. During the three and nine months ended September 30, 2012, $0.4 million of interest was capitalized.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Interest expense
Senior Secured Term Loan Facility	$4.1	$4.1	$12.2	$12.4
Senior Notes	8.7	8.7	25.9	25.9
Other	0.2	0.1	0.3	0.9
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.2	0.2	0.8	0.8
Senior Notes	0.4	0.4	1.0	0.9
Senior Secured Revolving Credit Facility	0.1	0.1	0.3	0.3
Original issue discounts	—	—	0.2	0.2

Total interest expense	13.7	13.6	40.7	41.4
Interest income	—	(0.1)	(2.9)	(0.2)

Interest expense, net	$13.7	$13.5	$37.8	$41.2

During the nine months ended September 30, 2013, one of Holdings’ Mexican subsidiaries received refund payments related to value-added tax receivables. The refunds received included $2.8 million of interest income which is recorded in interest expense, net in the interim unaudited condensed consolidated statements of comprehensive income (loss). See Note 10 for further details.

NOTE 10—CONTINGENCIES

Insurance Reserves

Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in the interim unaudited condensed consolidated balance sheets in accrued expenses and other current liabilities.

Environmental

Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at five sites. One of these sites is a former facility in Edison, New Jersey (the “New Jersey Site”), where a state agency has ordered UCI International to continue with the monitoring and investigation of chlorinated solvent contamination. UCI International is analyzing what further investigation and remediation, if any, may be required at the New Jersey Site. UCI International is also responsible for a portion of chlorinated solvent contamination at a previously owned site in Solano County, California (the “California Site”), where UCI International, at the request of the regional water board, is investigating and analyzing the nature and extent of the contamination and is conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of the environmental matters related to the New Jersey Site and the California Site will not exceed the $0.8 million accrued at September 30, 2013 by a material amount, if at all. However, because all investigation and analysis has not yet been completed and due to inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on the results of operations for a single quarter.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

In addition to the two matters discussed above, UCI International or its predecessors have been named as a potentially responsible party at a third-party waste disposal site in Calvert City, Kentucky (the “Kentucky Site”). UCI International estimates settlement costs of less than $0.1 million for this site. UCI International also retains responsibility for remediation activities at a former manufacturing site (the “Former Manufacturing Site”) for which remediation settlement costs are estimated to be $0.1 million. To date, the expenditures related to the Kentucky Site and the Former Manufacturing Sites have been immaterial. In addition, UCI International is party to a remedy plan for an EPA Superfund site in Mayville, Wisconsin (the “Wisconsin Site”) related to hazardous and other waste disposal. Based on the settlement agreement, UCI International estimates its settlement cost to be less than $0.1 million. UCI International anticipates that the majority of the $0.1 million reserved for settlement and remediation costs will be spent in the next year.

Antitrust Litigation

Starting in 2008, UCI and its wholly-owned subsidiary, Champion Laboratories, Inc., (“Champion”), were named as defendants in numerous antitrust complaints originally filed in courts around the country (collectively the “U.S. Actions”). The complaints alleged that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints were putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, beginning in 1999. Others were putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants beginning in 1999. The complaints sought treble damages, an injunction against future violations, costs and attorney’s fees. Also in 2008, Champion, but not UCI, was named as a defendant in two separate complaints brought in Ontario and Quebec, Canada (the “Ontario Action” and the “Quebec Action,” respectively, and, collectively, the “Canadian Actions”). The complaints included allegations similar to those in the U.S. Actions, and were brought as putative class actions on behalf of all persons in Canada that purchased aftermarket filters directly or indirectly from the defendants, beginning in 1999.

On March 8, 2012, Champion and two other defendants executed a settlement agreement with all plaintiffs to settle the U.S. Actions. On April 24, 2012, the court granted preliminary approval of the settlement and required $7.8 million to be paid to the trustee. On November 28, 2012, the court entered an order approving the settlement, certifying the settlement class and dismissing the U.S. Actions with prejudice. The period for appeal of this order expired on December 28, 2012, without any notice of appeal having been filed.

On September 12, 2013, all defendants executed a settlement agreement with all plaintiffs in the Canadian Actions. The Ontario Court granted preliminary approval of the settlement with respect to the Ontario Action on October 3, 2013, at which point Champion was obligated to pay $0.1 million to a trust account for the benefit of the settlement class members in the Canadian Actions. A hearing on the final approval of the Ontario Action is scheduled for January 8, 2014. The Quebec Court has not yet granted preliminary approval of the settlement with respect to the Quebec Action.

During the three and nine months ended September 30, 2013, Holdings recorded $0.1 million related to the Canadian Actions settlement and incurred post-trial costs of $0.1 million related to the U.S. Actions. During the three and nine months ended September 30, 2012, Holdings incurred post-trial costs of $0.3 million and $1.2 million, respectively, related to the U.S. Actions. These amounts are included in the interim unaudited condensed consolidated statements of comprehensive income (loss) in antitrust litigation costs.

Value-added Tax Receivables

A wholly-owned Mexican subsidiary of Champion had outstanding receivables denominated in Mexican pesos in the amount of $2.2 million from the Mexican Department of Finance and Public Credit related to refunds of Mexican value-added tax. In June 2013, the refund payment was received totaling $4.4 million (57.7 million Mexican pesos) including claims, interest and inflation of $2.0 million (25.5 million Mexican pesos), $1.8 million (23.3 million Mexican pesos) and $0.6 million (8.9 million Mexican pesos), respectively. The $1.8 million in interest and $0.6 million in inflation are included in interest expense, net in the interim unaudited condensed consolidated statements of comprehensive income (loss).

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

In addition, Champion’s Mexican subsidiary received a letter dated April 9, 2013 giving notification that the tax court had agreed to refund claims totaling $0.3 million (3.7 million Mexican pesos). On April 25, 2013, a refund payment was received totaling $0.7 million (8.2 million Mexican pesos) including interest and inflation of $0.3 million (3.3 million Mexican pesos) and $0.1 million (1.2 million Mexican pesos), respectively. The $0.3 million in interest and $0.1 million in inflation are included in interest expense, net in the interim unaudited condensed consolidated statements of comprehensive income (loss).

A wholly-owned Chinese subsidiary of Holdings had outstanding duty and value-added tax claims denominated in Chinese yuan in the amount of $2.0 million (RMB 12.5 million) with the Chinese tax authority. The claims relate to the refund of duties and value-added tax for equipment purchases made in 2005 – 2007 for use in the production of product for export. Due to concerns about the collectability of the refunds, no receivable had been previously recorded. During the three and nine months ended September 30, 2013, Holdings recorded the collection of $1.9 million of the claims and recorded a receivable for $0.1 million amounts still to be refunded. The $2.0 million of total claims has been recorded as income in miscellaneous, net in the interim unaudited condensed consolidated statements of comprehensive income (loss). The receivable of $0.1 million is recorded in other current assets in the interim unaudited condensed consolidated balance sheet.

Product Recall

During the year ended December 31, 2012, Holdings recalled certain defective products manufactured by Holdings’ Chinese operations and distributed by Holdings’ Spanish subsidiary. During the year ended December 31, 2012, Holdings recorded estimated costs of $1.2 million (€0.9 million). During the three and nine months ended September 30, 2013, Holdings recorded no additional provision for this matter. As of September 30, 2013, Holdings had paid $0.8 million (€0.6 million) of costs related to this matter and a remaining accrual of $0.4 million (€0.3 million) is recorded in the interim unaudited condensed consolidated balance sheet. Holdings believes that it has insurance coverage for a significant percentage of the costs related to this matter. As of September 30, 2013, Holdings has filed claims totaling $0.7 million (€0.6 million) with its insurance carrier. On May 9, 2013, Holdings received reimbursement for claims and product recall costs totaling $0.5 million (€0.4 million) under its insurance coverage, which was recorded to warranty expenses. On October 23, 2013, Holdings received reimbursement for claims and product recall costs totaling $0.2 million (€0.2 million) under its insurance coverage, which will be recorded to warranty expenses in the fourth quarter of 2013.

Other Litigation

Holdings is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, Holdings’ management believes that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on Holdings’ financial condition, results of operations or cash flows.

NOTE 11 — RELATED PARTY TRANSACTIONS

Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International, Inc. and the guarantors of the Senior Notes and the Senior Secured Credit Facilities.

The immediate parent of Holdings is UCI Holdings (No.1) Limited and the ultimate controlling entity is UCI Holdings (No.2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart.

In addition to the related party transactions discussed below, from time to time, Holdings enters into other transactions with affiliates which are not material to Holdings or its affiliates.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

During the three and nine months ended September 30, 2013 and 2012, Holdings undertook a number of transactions with the following related party entities under the common ultimate control of Mr. Graeme Hart:

•	Rank Group;

•	Autoparts Holdings, the parent of FRAM Group; and

•	Reynolds Group Holdings Limited.

	Transaction values				Balance outstanding as of
In millions	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012	September 30, 2013	December 31, 2012

Related Party Receivables
Autoparts Holdings
Recharges (credit) of services (a)	$(0.5)	$7.0	$3.1	$17.2	$0.8	$2.7
Joint services agreement (b)	1.8	0.7	4.9	2.2	5.4	0.6
Sale of goods (c)	17.2	17.9	55.6	40.2	23.0	17.3
Asset sales (c)	—	—	—	0.5	—	—
Purchase of goods (c)	(0.4)	(0.9)	(1.1)	(1.1)	(0.3)	(0.7)

					28.9	19.9

Related Party Payables
Autoparts Holdings
Purchase of goods (c)	0.3	1.0	1.0	1.7	0.7	0.7
Rank Group
Recharges for professional services (d)	—	—	—	0.1	—	—
Reynolds Group Holdings Limited
Recharges of services (e)	0.2	0.1	0.7	0.2	0.2	—

					0.9	0.7

(a)	During the three months ended September 30, 2013 and 2012 and the nine months ended September 30, 2013 and 2012, Holdings incurred total costs of $0.6 million, $8.1 million, $9.9 million and $23.8 million, respectively, related to the implementation of the cost sharing and manufacturing arrangements with FRAM Group and business optimization costs (mainly professional fees for various cost saving projects) and to accelerate the manufacture of parts for new model cars previously sourced from external vendors. The recharge of services is based on the level of services provided or specific costs. The recharges of services in the table are for FRAM Group’s share of these costs. The amounts are to be repaid in the normal course of business.
(b)	On July 29, 2011, UCI International, Inc. entered into a Joint Services Agreement (“JSA”) with Autoparts Holdings. Under the agreement, UCI International, Inc. and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement had an initial term of one year that was automatically renewed on July 29, 2013 and 2012 for additional one year periods. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. The costs billed out under the JSA are based upon the level of services provided. These amounts are to be repaid in the normal course of business.
(c)	As a result of Holdings’ cost sharing and manufacturing arrangements with FRAM Group, certain FRAM Group production was relocated to UCI International filtration manufacturing locations. UCI International and FRAM Group continue to maintain their own customer relationships and continue to supply their existing customers. Where FRAM Group production has been relocated to UCI International filtration manufacturing locations, UCI International manufactures and supplies products to FRAM Group in order to meet its customers’ orders. Product purchase orders are entered into by UCI International and FRAM Group on an arm’s-length basis to document the terms of the sale of products between the two related businesses. The related party sale of goods in the table above are included in net sales on the consolidated statement of comprehensive income (loss) and include a transfer-price markup of approximately 10%.

Champion purchased certain materials and component parts from FRAM Group in order to manufacture products for FRAM Group.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

As of September 30, 2013, Holdings had a net receivable from FRAM Group related to ongoing operations with FRAM Group for activity during the nine months ended September 30, 2013. These amounts are repaid in the normal course of business.

(d)	Rank Group incurred on behalf of Holdings third party professional fees and expenses, which were then charged to Holdings. These amounts have been repaid in the normal course of business.
(e)	A subsidiary of Reynolds Group Holdings Limited billed UCI International, Inc. for rent and facility services costs. These amounts are repaid in the normal course of business.

NOTE 12 — GEOGRAPHIC INFORMATION

Net sales by region were as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
United States	$205.5	$214.1	$621.4	$635.2
Mexico	11.5	5.3	26.3	17.4
Canada	9.0	8.2	24.6	24.6
United Kingdom	4.0	3.8	12.0	10.0
France	3.2	2.2	10.4	9.3
Germany	3.1	2.4	8.0	6.9
China	3.0	2.3	7.5	5.4
Spain	2.5	1.1	5.8	3.5
Other	10.3	10.4	34.3	33.7

	$252.1	$249.8	$750.3	$746.0

Net long-lived assets by country were as follows (in millions):

	September 30, 2013	December 31, 2012
United States	$797.7	$812.7
China	45.6	45.1
Spain	20.3	20.5
Mexico	8.1	10.8
Other	0.9	1.0

	$872.6	$890.1

NOTE 13 — FAIR VALUE ACCOUNTING

The accounting guidance on fair value measurements uses the term “inputs” to broadly refer to the assumptions used in estimating fair values. It distinguishes between (i) assumptions based on market data obtained from independent third party sources (“observable inputs”) and (ii) Holdings’ assumptions based on the best information available (“unobservable inputs”). The accounting guidance requires that fair value valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy consists of the three broad levels listed below. The highest priority is given to Level 1, and the lowest is given to Level 3.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Level 1 —	Quoted market prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3 —	Unobservable inputs developed using Holdings’ estimates and assumptions, which reflect those that market participants would use when valuing an asset or liability

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Assets measured at fair value on a non-recurring basis

During the three months ended September 30, 2012 and the nine months ended September 30, 2013 and 2012, as part of the manufacturing and distribution footprint optimization restructuring discussed in Note 2, certain assets were adjusted to their fair values.

Fair value of financial instruments

Cash and cash equivalents - The carrying amount of cash equivalents approximates fair value because the original maturity was less than 90 days.

Trade accounts receivable - The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable - The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Related party receivables and related party payables - The carrying amounts of related party receivables and related party payables approximate their fair values because of their short outstanding terms.

Long-term debt - The fair value of the Senior Notes was $410.0 million and $399.0 million at September 30, 2013 and December 31, 2012, respectively. The estimated fair value of these notes was based on recent trades, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

The fair value of the Senior Secured Term Loan Facility was $293.6 million and $296.2 million at September 30, 2013 and December 31, 2012, respectively. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.

The fair value of the economic development loan was $0.4 million and $0.5 million at September 30, 2013 and December 31, 2012, respectively. Since there is no ready market for this type of loan, discounted cash flows were used taking into consideration bond ratings and LIBOR futures. These inputs are considered to be Level 2.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

NOTE 14 — OTHER INFORMATION

Cash payments

Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Interest	$21.6	$21.7	$47.6	$47.9
Income taxes (net of refunds)	$0.4	$7.3	$2.4	$17.2

Foreign cash

Holdings has its bank accounts with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including foreign cash balances at September 30, 2013 and December 31, 2012, were uninsured. Non-U.S. cash balances at both September 30, 2013 and December 31, 2012 were $12.4 million.

Income tax matters

During the three months ended September 30, 2013, Holdings recorded income tax expense of $0.5 million, or a negative 38.5% effective tax rate, on a pre-tax loss of $1.3 million. The effective tax rate differs from the U.S. federal statutory rate principally due to provision of U.S. deferred income tax expense on undistributed earnings of a Spanish subsidiary, withholding taxes on a dividend distribution from a Spanish subsidiary and income tax expense associated with reversal of the permanent manufacturing deduction, offset in part by provision to return adjustments, state income taxes, and research and development credits. During the nine months ended September 30, 2013, Holdings recorded income tax expense of $0.1 million, or a negative 2.0% effective tax rate, on a pre-tax loss of $5.1 million. The effective tax rate differs from the U.S. federal statutory rate principally due to provision of U.S. deferred income tax expense on undistributed earnings of a Spanish subsidiary and withholding taxes on dividend distributions from a Spanish subsidiary, in part offset by research and development credits, foreign tax rate differences, state income taxes and provision to return adjustments.

During the three months ended September 30, 2012, Holdings recorded income tax expense of $2.2 million, or a 31.4% effective tax rate, on pre-tax income of $7.0 million. During the nine months ended September 30, 2012, Holdings recorded income tax expense of $7.9 million, or a 52.0% effective tax rate, on pre-tax income of $15.2 million. The effective tax rates for the three and nine months ended September 30, 2012 differ from the U.S. federal statutory rate primarily due to valuation allowances on foreign deferred tax assets of a Mexican subsidiary not expected to realized, provision of U.S. deferred income tax expense on undistributed earnings of a Spanish subsidiary, state income taxes and flat taxes related to a Mexican subsidiary. In compliance with Mexican tax law, the Mexican subsidiary records its income tax provision at the greater of a Mexican flat tax or taxes on taxable income at the Mexican statutory rate. Due to expected losses for the full year ended December 31, 2012, primarily as the result of restructuring charges, the income tax provision of the Mexican subsidiary was based on the expectation of incurring the flat tax.

Holdings is evaluating the impact of the proposed U.S. tax regulations concerning amounts paid to acquire, produce, or improve tangible property and recovery of basis upon disposition. Because the revenue procedures governing the tangible property regulations will not be issued until the fourth quarter of 2013, Holdings is still determining whether or not any changes in an accounting method for income tax will be required and if so, whether any changes will result in a material impact to its financial position or results of operations. At this time, Holdings does not anticipate there being a material impact.

Concentrations of risk

Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. Sales to a single customer,

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

AutoZone, Inc. (“AutoZone”), accounted for 29.0% and 32.4% of total net sales in the nine months ended September 30, 2013 and 2012, respectively. No other customer accounted for more than 10% of total net sales for the nine months ended September 30, 2013 and 2012. At September 30, 2013 and December 31, 2012, the receivable balances from AutoZone were $137.9 million and $140.8 million, respectively.

Capital stock

At both September 30, 2013 and December 31, 2012, there were 1,002 ordinary shares of Holdings authorized, issued and outstanding.

NOTE 15 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS

Certain of Holdings’ subsidiaries have guaranteed UCI International, Inc.’s obligations under the Senior Notes described in Note 9.

The condensed financial information that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International, Inc. and a guarantor of the Senior Notes, (b) UCI International, Inc., which is the issuer of the Senior Notes, (c) certain of the U.S. subsidiaries, which guarantee the Senior Notes (the “Guarantor Subsidiaries”), (d) the non-U.S. subsidiaries and certain U.S. subsidiaries which do not guarantee the Senior Notes (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.

Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet (Unaudited)

September 30, 2013

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$51,014	$—	$1	$3,026	$35,634	$12,353
Intercompany receivables - current	—	(227,753)	—	193,736	21,076	12,941
Accounts receivable, net	247,468	—	—	—	226,493	20,975
Related party receivables	28,888	—	—	—	28,888	—
Inventories	182,343	—	—	—	154,252	28,091
Assets held for sale	1,561	—	—	—	—	1,561
Deferred tax assets	31,209	—	—	1,585	28,315	1,309
Other current assets	22,021	—	—	276	15,902	5,843

Total current assets	564,504	(227,753)	1	198,623	510,560	83,073
Property, plant and equipment, net	162,272	—	—	—	123,201	39,071
Investment in subsidiaries	—	(1,105,651)	268,414	739,145	98,092	—
Goodwill	309,407	—	—	—	278,570	30,837
Other intangible assets, net	381,394	—	—	—	374,193	7,201
Intercompany receivables - non-current	—	(5,092)	—	—	5,092	—
Deferred financing costs, net	15,353	—	—	15,353	—	—
Other long-term assets	4,154	—	—	—	3,245	909

Total assets	$1,437,084	$(1,338,496)	$268,415	$953,121	$1,392,953	$161,091

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$139,357	$—	$—	$—	$119,133	$20,224
Current maturities of long-term debt	3,168	—	—	3,000	168	—
Related party payables	912	—	16	—	223	673
Intercompany payables - current	—	(227,740)	—	711	207,496	19,533
Accrued expenses and other current liabilities	111,293	(13)	—	5,595	95,587	10,124

Total current liabilities	254,730	(227,753)	16	9,306	422,607	50,554
Long-term debt, less current maturities	688,597	—	—	688,054	508	35
Pension and other post-retirement liabilities	116,015	—	—	—	115,191	824
Deferred tax liabilities	107,238	—	—	(12,653)	114,418	5,473
Intercompany payables - non-current	—	(5,092)	—	—	—	5,092
Other long-term liabilities	2,105	—	—	—	1,084	1,021
Total shareholder’s equity (deficit)	268,399	(1,105,651)	268,399	268,414	739,145	98,092

Total liabilities and shareholder’s equity (deficit)	$1,437,084	$(1,338,496)	$268,415	$953,121	$1,392,953	$161,091

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Balance Sheet

December 31, 2012

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Assets
Current assets
Cash and cash equivalents	$78,917	$—	$1	$61,565	$4,921	$12,430
Intercompany receivables - current	—	(209,524)	—	165,519	22,536	21,469
Accounts receivable, net	227,542	—	—	—	210,462	17,080
Related party receivables	19,872	—	—	—	19,872	—
Inventories	175,291	—	—	—	150,045	25,246
Deferred tax assets	28,877	—	—	1,588	26,228	1,061
Other current assets	27,105	—	—	522	18,175	8,408

Total current assets	557,604	(209,524)	1	229,194	452,239	85,694
Property, plant and equipment, net	160,174	—	—	—	118,551	41,623
Investment in subsidiaries	—	(1,088,248)	271,176	722,420	94,652	—
Goodwill	309,102	—	—	—	278,570	30,532
Other intangible assets, net	399,585	—	—	—	391,771	7,814
Intercompany receivables - non-current	—	(8,577)	—	—	8,577	—
Deferred financing costs, net	17,483	—	—	17,483	—	—
Other long-term assets	3,732	—	—	—	3,145	587

Total assets	$1,447,680	$(1,306,349)	$271,177	$969,097	$1,347,505	$166,250

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$132,803	$—	$—	$—	$108,067	$24,736
Current maturities of long-term debt	3,177	—	—	3,000	177	—
Related party payables	734	—	16	—	27	691
Intercompany payables - current	—	(209,525)	—	—	188,358	21,167
Accrued expenses and other current liabilities	115,453	1	—	15,389	90,742	9,321

Total current liabilities	252,167	(209,524)	16	18,389	387,371	55,915
Long-term debt, less current maturities	690,748	—	—	690,079	669	—
Pension and other post-retirement liabilities	120,093	—	—	—	119,501	592
Deferred tax liabilities	110,965	—	—	(10,547)	116,012	5,500
Intercompany payables - non-current	—	(8,577)	—	—	—	8,577
Other long-term liabilities	2,546	—	—	—	1,532	1,014
Total shareholder’s equity (deficit)	271,161	(1,088,248)	271,161	271,176	722,420	94,652

Total liabilities and shareholder’s equity (deficit)	$1,447,680	$(1,306,349)	$271,177	$969,097	$1,347,505	$166,250

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Three Months Ended September 30, 2013

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Net sales	$252,091	$(28,253)	$—	$—	$236,929	$43,415
Cost of sales	203,960	(28,253)	—	—	192,715	39,498

Gross profit	48,131	—	—	—	44,214	3,917
Operating expenses
Selling and warehousing	(17,123)	—	—	—	(15,282)	(1,841)
General and administrative	(10,796)	—	—	(1,274)	(8,572)	(950)
Amortization of acquired intangible assets	(5,542)	—	—	—	(5,308)	(234)
Restructuring costs, net	(827)	—	—	—	(767)	(60)
Antitrust litigation costs	(141)	—	—	—	(46)	(95)

Operating income (loss)	13,702	—	—	(1,274)	14,239	737
Other expense
Interest (expense) income, net	(13,628)	—	—	(13,653)	—	25
Intercompany interest	—	—	—	5,568	(5,497)	(71)
Miscellaneous, net	(1,329)	—	1	—	(1,366)	36

(Loss) income before income taxes	(1,255)	—	1	(9,359)	7,376	727
Income tax (expense) benefit	(580)	—	—	4,220	(4,301)	(499)

Net (loss) income before equity in earnings of subsidiaries	(1,835)	—	1	(5,139)	3,075	228
Equity (deficit) in earnings of subsidiaries	—	(1,695)	(1,836)	3,303	228	—

Net (loss) income	$(1,835)	$(1,695)	$(1,835)	$(1,836)	$3,303	$228

Comprehensive (loss) income	$(390)	$(25,466)	$19,801	$(391)	$4,748	$918

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Three Months Ended September 30, 2012

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Net sales	$249,776	$(28,517)	$—	$—	$237,792	$40,501
Cost of sales	190,847	(28,517)	—	—	184,461	34,903

Gross profit	58,929	—	—	—	53,331	5,598
Operating expenses
Selling and warehousing	(16,131)	—	—	—	(14,492)	(1,639)
General and administrative	(13,767)	—	—	(5,781)	(6,989)	(997)
Amortization of acquired intangible assets	(5,572)	—	—	—	(5,347)	(225)
Restructuring costs, net	(697)	—	—	—	(524)	(173)
Antitrust litigation costs	(283)	—	—	—	(283)	—

Operating income (loss)	22,479	—	—	(5,781)	25,696	2,564
Other expense
Interest expense, net	(13,492)	—	—	(13,469)	(14)	(9)
Intercompany interest	—	—	—	5,630	(5,540)	(90)
Miscellaneous, net	(2,009)	—	—	—	(2,016)	7

Income (loss) before income taxes	6,978	—	—	(13,620)	18,126	2,472
Income tax (expense) benefit	(2,179)	—	—	4,374	(5,548)	(1,005)

Net income (loss) before equity in earnings of subsidiaries	4,799	—	—	(9,246)	12,578	1,467
Equity (deficit) in earnings of subsidiaries	—	(20,311)	4,799	14,045	1,467	—

Net income (loss)	$4,799	$(20,311)	$4,799	$4,799	$14,045	$1,467

Comprehensive income (loss)	$6,342	$(42,126)	$23,351	$6,342	$15,588	$3,187

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss) (Unaudited)

Nine Months Ended September 30, 2013

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Net sales	$750,359	$(90,042)	$—	$—	$706,941	$133,460
Cost of sales	605,900	(90,042)	—	—	576,879	119,063

Gross profit	144,459	—	—	—	130,062	14,397
Operating expenses
Selling and warehousing	(53,202)	—	—	—	(48,026)	(5,176)
General and administrative	(36,821)	—	—	(7,444)	(26,504)	(2,873)
Amortization of acquired intangible assets	(16,629)	—	—	—	(15,927)	(702)
Restructuring costs, net	(2,936)	—	—	—	(1,676)	(1,260)
Antitrust litigation costs	(181)	—	—	—	(86)	(95)

Operating income (loss)	34,690	—	—	(7,444)	37,843	4,291
Other expense
Interest (expense) income, net	(37,766)	—	—	(40,700)	(8)	2,942
Intercompany interest	—	—	—	16,705	(16,481)	(224)
Miscellaneous, net	(1,986)	—	—	—	(4,072)	2,086

(Loss) income before income taxes	(5,062)	—	—	(31,439)	17,282	9,095
Income tax (expense) benefit	(169)	—	—	11,954	(9,266)	(2,857)

Net (loss) income before equity in earnings of subsidiaries	(5,231)	—	—	(19,485)	8,016	6,238
Equity (deficit) in earnings of subsidiaries	—	(15,261)	(5,231)	14,254	6,238	—

Net (loss) income	$(5,231)	$(15,261)	$(5,231)	$(5,231)	$14,254	$6,238

Comprehensive (loss) income	$(2,762)	$(22,366)	$(1,044)	$(2,762)	$16,723	$6,687

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income (Loss)

Nine Months Ended September 30, 2012

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries

Net sales	$746,008	$(88,257)	$—	$—	$709,965	$124,300
Cost of sales	567,006	(88,257)	—	—	547,002	108,261

Gross profit	179,002	—	—	—	162,963	16,039
Operating expenses
Selling and warehousing	(50,615)	—	—	—	(45,514)	(5,101)
General and administrative	(44,887)	—	(3)	(14,495)	(26,962)	(3,427)
Amortization of acquired intangible assets	(16,626)	—	—	—	(15,937)	(689)
Restructuring costs, net	(4,464)	—	—	—	(1,237)	(3,227)
Antitrust litigation costs	(1,167)	—	—	—	(1,167)	—

Operating income (loss)	61,243	—	(3)	(14,495)	72,146	3,595
Other expense
Interest expense, net	(41,204)	—	—	(41,128)	(44)	(32)
Intercompany interest	—	—	—	16,767	(16,496)	(271)
Miscellaneous, net	(4,889)	—	—	—	(4,895)	6

Income (loss) before income taxes	15,150	—	(3)	(38,856)	50,711	3,298
Income tax (expense) benefit	(7,881)	—	—	13,400	(15,653)	(5,628)

Net income (loss) before equity in earnings of subsidiaries	7,269	—	(3)	(25,456)	35,058	(2,330)
Equity (deficit) in earnings of subsidiaries	—	(37,670)	7,272	32,728	(2,330)	—

Net income (loss)	$7,269	$(37,670)	$7,269	$7,272	$32,728	$(2,330)

Comprehensive income (loss)	$24,165	$(99,432)	$50,599	$24,168	$49,624	$(794)

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows (Unaudited)

Nine Months Ended September 30, 2013

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash (used in) provided by operating activities	$(365)	$—	$—	$(56,289)	$48,834	$7,090

Cash flows from investing activities:
Capital expenditures	(25,286)	—	—	—	(21,580)	(3,706)
Proceeds from sale of property, plant and equipment	47	—	—	—	9	38

Net cash used in investing activities	(25,239)	—	—	—	(21,571)	(3,668)
Cash flows from financing activities:
Debt repayments	(2,285)	—	—	(2,250)	(35)	—
Intercompany dividend (paid) received	—	—	—	—	3,383	(3,383)
Change in intercompany indebtedness	—	—	—	—	102	(102)

Net cash (used in ) provided by financing activities	(2,285)	—	—	(2,250)	3,450	(3,485)
Effect of exchange rate changes on cash	(14)	—	—	—	—	(14)

Net (decrease) increase in cash and cash equivalents	(27,903)	—	—	(58,539)	30,713	(77)
Cash and cash equivalents at beginning of period	78,917	—	1	61,565	4,921	12,430

Cash and cash equivalents at end of period	$51,014	$—	$1	$3,026	$35,634	$12,353

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

Nine Months Ended September 30, 2012

(in thousands)

	UCI Holdings Limited Consolidated	Eliminations	Parent Guarantor UCI Holdings Limited	Issuer UCI International	Guarantor Subsidiaries	Non- Guarantor Subsidiaries
Net cash provided by (used in) operating activities	$49,249	$—	$(34)	$(38,950)	$79,624	$8,609

Cash flows from investing activities:
Capital expenditures	(29,867)	—	—	—	(24,100)	(5,767)
Proceeds from sale of property, plant and equipment	1,968	—	—	—	576	1,392

Net cash used in investing activities	(27,899)	—	—	—	(23,524)	(4,375)
Cash flows from financing activities:
Issuances of debt	500	—	—	—	500	—
Debt repayments	(4,115)	—	—	(2,250)	(277)	(1,588)
Equity contribution	38	—	38	—	—	—
Change in intercompany indebtedness	—	—	—	86,200	(86,164)	(36)

Net cash (used in) provided by financing activities	(3,577)	—	38	83,950	(85,941)	(1,624)
Effect of exchange rate changes on cash	155	—	—	—	—	155

Net increase (decrease) in cash and cash equivalents	17,928	—	4	45,000	(29,841)	2,765
Cash and cash equivalents at beginning of period	67,697	—	—	16	55,575	12,106

Cash and cash equivalents at end of period	$85,625	$—	$4	$45,016	$25,734	$14,871